

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

August 12, 2020

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: MIAX Emerald, LLC ("Emerald")
Amendment 2020-6 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2020-8 to the Form 1 Application of Emerald, which includes the following changes:

Exhibit C – Updated officer and subsidiary information
Exhibit F – Updated Membership Forms
Exhibit J – Updated officer information

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 08/12/2020	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX Emerald, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):


20012372

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX Emerald, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 01/30/18 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX EMERALD, LLC

Date: August 12, 2020

By: *Barbara J. Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ___ day of _____, 2020.

Based upon relief from Commission Staff and difficulties arising from COVID-19, MIAX Emerald, LLC is making this filing without a notarization.

____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

EXHIBIT C

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>Response</u>:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, MIAX Emerald, LLC, Miami International Technologies, LLC, MIAX Global, LLC, MIAX Futures, LLC, MIAX Products, LLC, M 44 Holdings, LLC, M 401 Corporation, M 402 Holdings, LLC, and approximately 65% of the outstanding shares of The Bermuda Stock Exchange. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Holdings, Inc.

The following persons are the officers of Miami International Holdings, Inc.:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Mark Wetjen	Executive Vice President, Futures and Innovative Products and Executive Regulatory Liaison Officer
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer & Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel
Amy Neiley	Senior Vice President – Trading Operations and Listings
Rodney Hester	Vice President – Systems Infrastructure
Roli Bhotika	Vice President – Head of Business Development
Shawn Hughes	Vice President – Project Management
James O'Neil	Vice President and Director of Physical Security and Safety

Name	Title
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Jack G. Mondel
William J. O’Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
J. Gray Teekell
Christopher L. Whittington
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc.

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy
Paul Kotos
Robert D. Prunetti

Compensation Committee of Miami International Holdings, Inc.

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1. *Name*: Miami International Securities Exchange, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on September 10, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Miami International Securities Exchange, LLC (“MIAX”) is registered as a National Securities Exchange under Section 6 of the Securities

Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 17, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated December 1, 2012, and Amended and Restated By-Laws dated May 20, 2016 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

<u>Officers of Miami International Securities Exchange, LLC</u>

The following persons are the officers of Miami International Securities Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer & Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
Lawrence O’Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations

Name	Title
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC

The following persons are the directors and Board observers of Miami International Securities Exchange, LLC:

Directors
Thomas P. Gallagher
Talal Jassim Al-Bahar
Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
David Dooman
Kurt M. Eckert
Leslie Florio
Lawrence E. Jaffe
Paul Jiganti
John A. Kinahan
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell

Observers
Sanjiv Prasad
Lawrence Tanzman

Committees of Miami International Securities Exchange, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Compensation Committee
J. Gray Teekell (Chair)
Robert D. Prunetti
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Kurt M. Eckert

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
David Dooman
Kurt M. Eckert
John A. Kinahan
John E. McCormac
William J. O’Brien IV
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated February 11, 2016 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated December 5, 2016 and By-Laws dated December 5, 2016 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX PEARL, LLC

The following persons are the officers of MIAX PEARL, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer

Name	Title
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer & Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel

Directors of MIAX PEARL, LLC

The following persons are the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher
William T. Bergman
Lindsay L. Burbage
Kurt M. Eckert
Leslie Florio
Michael Harrington
Richard Herr
Lawrence E. Jaffe

Benjamin Londergan
Mark I. Massad
John E. McCormac
Robert D. Prunetti
John Rothstein
Cynthia Schwarzkopf

Committees of MIAX PEARL, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Richard Herr

Technology Committee
Leslie Florio (Chair)
John E. McCormac
Kurt Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

   Officers of Miami International Technologies, LLC

   The following persons are the officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Randy Foster	Senior Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel
Rodney Hester	Vice President – Systems Infrastructure
Harish Jayabalan	Vice President – Technical Support and Product Specialist
Tia Toms	Vice President – Administration
James O'Neil	Vice President and Director of Physical Security and Safety

Directors of Miami International Technologies, LLC

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside of North America, initially focusing on Europe and Latin America.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated June 30, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated June 30, 2015 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. MIAX FUTURES, LLC

1. *Name*: MIAX Futures, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is not yet active. Miami International Holdings, Inc. may develop MIAX Futures as a futures exchange under the regulation of the CFTC. If MIAX Futures becomes operational, it will perform functions performed by a futures exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The First Amended and Restated Limited Liability Company Agreement is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Futures, LLC

The following persons are the officers of MIAX Futures, LLC:

Name	Title
Thomas P. Gallagher	Chairman
Mark Wetjen	Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of MIAX Futures, LLC

The following persons are the directors of MIAX Futures, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. MIAX PRODUCTS, LLC

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180/, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated January 25, 2019 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated January 25, 2019 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

The following persons are the officers of MIAX Products, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President

Directors of MIAX Products, LLC

The following persons are the directors of MIAX Products, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. M 44 HOLDINGS, LLC

1. *Name*: M 44 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on June 21, 2019.

4. *Brief description of nature and extent of affiliation*: M 44 Holdings, LLC ("M 44") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 44 is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated June 21, 2019 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated June 26, 2019 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 44 Holdings, LLC

The following persons are the officers of M 44 Holdings, LLC:

Name	Title
Thomas P. Gallagher	Chairman & Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel & Corporate Secretary
Douglas M. Shafer, Jr.	Executive Vice President & Chief Information Officer

Directors of M 44 Holdings, LLC

The following persons are the directors of M 44 Holdings, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. The Bermuda Stock Exchange

1. *Name*: The Bermuda Stock Exchange
Address: 30 Victoria Street, 3F, Hamilton, Bermuda

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 64.455% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Hamilton, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Bye-Laws dated August 24, 2001, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of The Bermuda Stock Exchange</u>

The following persons are the officers of The Bermuda Stock Exchange:

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
James McKirdy	Chief Compliance Officer

<u>Council (Directors) of The Bermuda Stock Exchange</u>

Council
Thomas P. Gallagher (Chairman)
David Brown (Deputy Chairman)
Jeff Conyers
Caroline Kennedy
Scott Lines
Alan Marshall
Mark Massad
Michael Neff
Eric Sites
Murray Stahl
Keith Stock
John Wight
Gregory A. Wojciechowski

Alternate Council
Alan Marshall (for Keith Stock and FFI International)
Malcolm Moseley (for Scott Lines)

Committees of The Bermuda Stock Exchange

Business Development Committee
Eric Sites
Jeff Conyers
Michael Neff
Keith Stock
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Scott Lines
Michael Neff

Listing Committee
Dudley Cottingham
Susan Monkman
Sharon Beesley
Miguel DaPonte
Gregory A. Wojciechowski

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J. BSD Nominee Limited

1. *Name*: BSD Nominee Limited
   Address: 30 Victoria Street, 3F, Hamilton, Bermuda

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 64.455% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

   Council (Directors) of BSD Nominee Limited

   The following persons are the council of BSD Nominee Limited:

Council
Gregory A. Wojciechowski
James McKirdy

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. M 401 CORPORATION

1. *Name*: M 401 Corporation
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on June 25, 2020.

4. *Brief description of nature and extent of affiliation*: M 401 Corporation ("M 401") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 401 is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The By-Laws are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

   Officers of M 401 Corporation

   The following persons are the officers of M 401 Corporation:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

   Directors of M 401 Corporation

   The following persons are the directors of M 401 Corporation:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L. M 402 HOLDINGS, LLC

1. *Name*: M 402 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: M 402 Holdings, LLC ("M 402") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 402 is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement and By-Laws are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 402 Holdings, LLC

The following persons are the officers of M 402 Holdings, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 402 Holdings, LLC

The following persons are the directors of M 402 Holdings, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:31 PM 06/25/2020
FILED 03:31 PM 06/25/2020
SR 20205912204 - File Number 3135245

CERTIFICATE OF INCORPORATION

OF

M 401 CORPORATION

FIRST: The name of the Corporation is M 401 Corporation (hereinafter the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, 19801, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

TIDRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, par value $0.01 per share.

FIFTH: The name and mailing address of the Sole Incorporator is as follows:

Name	Address
William H. Quirk III	Gallagher, Briody and Butler 116 Village Boulevard, Suite 310 Princeton, New Jersey 08540

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(b) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

(c) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

(d) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation oflaw, (iii) pursuant to Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

(e) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate oflncorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the Sole Incorporator herein before named, for the purpose of forming a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 25th day of June, 2020.



William H. Quirk III
Sole Incorporator

BY-LAWS

OF

M 401 CORPORATION

(hereinafter called the "Corporation")

ARTICLE I
OFFICES

Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors.

Section 2. Annual Meetings of Stockholders. The Annual Meetings of Stockholders for the election of directors shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. Any other proper business may be transacted at the Annual Meeting of Stockholders.

Section 3. Special Meetings of Stockholders. Unless otherwise required by law or by the certificate of incorporation of the Corporation, as amended and restated from time to time (the "Certificate of Incorporation"), Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Board of Directors, (ii) the Chairman, if there be one, (iii) the President, (iv) any Vice President or (v) stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. At a Special Meeting of Stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).

Section 4. Notice. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a Special Meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, the written notice of any meeting shall be given not less than ten (10) days nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 5. Adjournments. Any meeting of the stockholders may be adjourned from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 6. Quorum. Unless otherwise required by law or the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 5, until a quorum shall be present or represented.

Section 7. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders, shall be decided by the vote of the holders of a majority of the total number of votes of the capital stock represented and entitled to vote thereat, voting as a single class. Unless otherwise provided in the Certificate of Incorporation, and subject to Section 5 of Article V hereof, each stockholder represented at a meeting of stockholders shall be entitled to cast one (1) vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three (3) years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in such officer's discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Section 8. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered in the manner required by this Section 8 to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in the state of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided above in this Section 8.

Section 9. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

Section 10. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 9 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 11. Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting, (ii) the determination of when the polls shall open and close for any given matter to be voted on at the meeting, (iii) rules and procedures for maintaining order at the meeting and the safety of those present, (iv) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine, (v) restrictions on entry to the meeting after the time fixed for the commencement thereof and (vi) limitations on the time allotted to questions or comments by participants.

ARTICLE III
DIRECTORS

Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than one (1) nor more than three (3) members, the exact number of which shall initially be one (1) and, thereafter, as determined from time to time by the Board of Directors. Except as provided in Section 2 of this Article III, directors shall be elected by a plurality of the votes cast at the Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Directors need not be stockholders.

Section 2. Vacancies. Unless otherwise required by law or the Certificate of Incorporation, vacancies arising through death, resignation, removal, an increase in the number of directors or otherwise may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual Meeting of Stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

Section 3. Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders.

Section 4. Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or by any director. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Section 5. Quorum. Except as otherwise required by law or the Certificate of Incorporation or as otherwise specified in these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

Section 6. Actions by Written Consent. Unless otherwise provided in the Certificate of Incorporation, or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 7. Meetings by Means of Conference Telephone. Unless otherwise provided in the Certificate of Incorporation, members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting.

Section 8. Committees. The Board of Directors may designate, by resolution approved by a majority of the entire Board of Directors, one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes and report to the Board of Directors when required.

Section 9. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because the director or officer's vote is counted for such purpose if (i) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IV
OFFICERS

Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, also may choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law or the Certificate of Incorporation. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

Section 2. Election. The Board of Directors, at its first meeting held after each Annual Meeting of Stockholders (or action by written consent of stockholders in lieu of the Annual Meeting of Stockholders), shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier death, resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President or any other officer authorized to do so by the Board of Directors and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall be appointed by the Board of Directors, and, except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as may be assigned, from time to time, by these By-Laws or by the Board of Directors.

Section 5. President. The President shall, subject to the control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. If there be no Chairman of the Board of Directors, or if the Board of Directors shall otherwise designate, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as may be assigned, from time to time, by these By-Laws or by the Board of Directors.

Section 6. Vice Presidents. At the request of the President or in the President's absence or in the event of the President's inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President, or the Vice Presidents if there is more than one (in the order designated by the Board of Directors), shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors or the President, under whose supervision the Secretary shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest to the affixing by such officer's signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

Section 8. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer and for the restoration to the Corporation, in case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer's possession or under the Treasurer's control belonging to the Corporation.

Section 9. Assistant Secretaries. Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of the Secretary's disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of the Treasurer's disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Assistant Treasurer and for the restoration to the Corporation, in case of the Assistant Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Assistant Treasurer's possession or under the Assistant Treasurer's control belonging to the Corporation.

Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

ARTICLE V
BOARD OF ADVISORS

Section 1. Membership. The President, or the Corporation’s Board of Directors, may appoint any person or persons to act in an advisory capacity to the Corporation. Such a group shall be known as the Board of Advisors and shall operate under an Advisory Board Charter approved by the Corporation’s Board of Directors.

Section 2. Powers. The Board of Advisors shall be an advisory-only body to. They shall have no power to bind the Corporation to any particular position or course of action.

ARTICLE VI
STOCK

Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by such stockholder in the Corporation.

Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or the owner's legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate.

Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by such person's attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 5. Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolutions taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed by the Board of Directors, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6. Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

ARTICLE VII
NOTICES

Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at such person's address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, facsimile, overnight courier, telex or cable.

Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE VIII
GENERAL PROVISIONS

Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code and the provisions, if any, of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 6 of Article III hereof), and may be paid in cash, in property, or in shares of the Corporation's capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE IX
INDEMNIFICATION

Section 1. Power to Indemnify in Actions, Suits or Proceedings other Than Those by or in the Right of the Corporation. Subject to Section 3 of this Article IX, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article IX, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 3. Authorization of Indemnification. Any indemnification under this Article IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article IX, as the case may be. Such determination shall be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article IX, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person's conduct was unlawful, if such person's action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article IX. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standards of conduct set forth in Sections 1 or 2 of this Article IX, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article IX nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article IX.

<u>Section 7</u>. <u>Nonexclusivity of Indemnification and Advancement of Expenses</u>. The indemnification and advancement of expenses provided by or granted pursuant to this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article IX shall be made to the fullest extent permitted by law. The provisions of this Article IX shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article IX but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

<u>Section 8</u>. <u>Insurance</u>. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article IX.

<u>Section 9</u>. <u>Certain Definitions</u>. For purposes of this Article IX, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article IX, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article IX.

Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article IX to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 of this Article IX), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors.

Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article IX to directors and officers of the Corporation.

ARTICLE X
AMENDMENTS

Section 1. Amendments. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

Section 2. **Entire Board of Directors.** As used in this Article X and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

* * *

Adopted as of: July 28, 2020

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:20 PM 07/27/2020
FILED 05:20 PM 07/27/2020
SR 20206431043 - File Number 3325613

CERTIFICATION OF FORMATION

OF

M 402 HOLDINGS, LLC

THIS IS TO CERTIFY that there is hereby formed a limited liability company under and by virtue of the Delaware Limited Liability Company Act (the "Act").

1. The name of the limited liability company is **M 402 Holdings, LLC** (the "Company").

2. The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at that address is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 27th day of July, 2020.



WILLIAM H. QUIRK III, ESQ.
AUTHORIZED PERSON

LIMITED LIABILITY COMPANY AGREEMENT
of
M 402 HOLDINGS, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of M 402 Holdings, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Limited Liability Company Agreement (the "Agreement") of the Company.

Section 1. **Formation**. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name.** The name of the limited liability company shall be "M 402 Holdings, LLC".

Section 3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the LLC Act.

Section 4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the LLC Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Board of Directors of the Company (the "Board of Directors") deems necessary or advisable in connection with the foregoing.

Section 5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The Board of Directors may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

Section 6. **LLC Member.** The LLC Member is the sole member of the Company holding 100% of the membership interests of the Company. The name and business or residence address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

Section 7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the LLC Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 15 of this Agreement and a certificate of cancellation is filed in accordance with the LLC Act.

Section 8. Management.

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this Agreement and the By-Laws. The Directors as of the date of this Agreement are set forth on Schedule A attached hereto.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) By-Laws. The Company, the LLC Member and the Board of Directors hereby adopt the By-Laws of the Company in the form attached hereto as Exhibit A, as the same may be amended from time to time in accordance with the terms therein and in this Agreement (the "By-Laws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this Agreement and of the By-Laws. In case of any conflict between the provisions of this Agreement and any provisions of the By-Laws, the provisions of this Agreement shall control.

(d) Directors as Agents. To the extent of their powers set forth in this Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 9. Officers.

(a) Officers of the Company. Except as provided herein, the Board of Directors may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board of Directors may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board of Directors. Any vacancy occurring in any office of the Company shall be filled by the Board of Directors.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this Agreement, the By-Laws or otherwise vested in them by action of the Board of Directors not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 10. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 11. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 12. Allocations and Distributions. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Board of Directors may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the LLC Member.

Section 13. Return of Capital. The LLC Member has the right to receive any distributions which include a return of all or any part of such LLC Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the LLC Act.

Section 14. Books and Records. The Board of Directors shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board of Directors at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board of Directors on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board of Directors would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board of Directors.

Section 15. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the LLC Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of an LLC Member if (i) at the time of the occurrence of such event there are at least two LLC Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining LLC Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional LLC Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the LLC Act.

Section 16. **Other Business**. The LLC Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 17. **Banking Matters**. The LLC Member and each Officer and any agent or employee of the Company, or other person designated by such LLC Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said LLC Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such LLC Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 18. **Exculpation and Indemnification.**

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 18 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 18.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 18 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 19. <u>Assignments</u>. The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"), subject to any rule filings as maybe required by law. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 20. **Amendments**. This Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

Section 21. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of July 30, 2020.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: /s/ Thomas P. Gallagher
Thomas P. Gallagher
Chairman and Chief Executive Officer

SCHEDULE A

Directors as of July 30, 2020

Name

Thomas P. Gallagher

EXHIBIT A

BY-LAWS OF M 402 HOLDINGS, LLC

BY-LAWS

OF

M 402 HOLDINGS, LLC

ARTICLE I
Offices

1.1 Offices. The address of the registered office of M 402 Holdings, LLC in the State of Delaware shall be 1209 Orange Street, Wilmington, Delaware 19801. The company may have other offices, both within and without the State of Delaware, as the Board of Directors from time to time shall determine or the business of the company may require.

1.2 Books and Records. Any records administered by or on behalf of the company in the regular course of its business, including its membership ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the membership ledger, the records so kept comply with the Delaware Limited Liability Company Act. The company shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II
The LLC Member

2.1 The Sole LLC Member. The "LLC Member" shall mean any person who maintains a direct ownership interest in the company. The sole LLC Member of the company shall be Miami International Holdings, Inc.

2.2 Annual Meeting; Election of Directors and Other Matters. The annual meeting of the LLC Member shall be held at such place and time as determined by the Board of Directors for the purpose of electing Directors, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

2.3 Special Meetings. Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman of the Board of Directors, the Board of Directors, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

2.4 Action in Lieu of Meeting. Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

ARTICLE III
Board Of Directors

3.1 General Powers. The business and affairs of the company shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the company except as otherwise provided by law or the Certificate of Formation. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.

3.2 Number and Term of Office. The number of directors shall initially be one (1) and thereafter shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). All directors shall hold office until the expiration of the term for which elected and until their respective successors are elected, except in the case of the death, resignation or removal of any director.

3.3 Vacancies and Newly Created Directorships. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification or other cause (other than removal from office by a vote of the LLC Member) may be filled only by a majority vote of the directors then in office, though less than a quorum, or by the sole remaining director, and directors so chosen shall hold office for a term expiring at the next annual meeting of the LLC Member. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

3.4 Resignation. Any director may resign by delivering notice in writing or by electronic transmission to the Chief Executive Officer, Chairman of the Board or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

3.5 Removal. Any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the LLC Member. Vacancies in the Board of Directors resulting from such removal may be filled by a majority of the directors then in office, though less than a quorum, by the sole remaining director, or by the LLC Member at the next annual meeting or at a special meeting called in accordance with Section 2.3 above. Directors so chosen shall hold office until the next annual meeting of the LLC Member.

3.6 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Delaware, as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of the LLC Member.

3.7 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer, the Secretary or any director and may be held at any time and place, within or without the State of Delaware.

3.8 Notice of Special Meetings. Notice of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director by (i) giving notice to such director in person or by telephone, electronic transmission or voice message system at least 24 hours in advance of the meeting, (ii) sending a facsimile, or delivering written notice by hand, to his last known business or home address at least 24 hours in advance of the meeting, or (iii) mailing written notice to his last known business or home address at least three days in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.9 Participation in Meetings by Telephone Conference Calls or Other Methods of Communication. Directors or any members of any committee designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

3.10 Quorum. A majority of the total number of directors then in office shall constitute a quorum at any meeting of the Board of Directors; provided that in the event that less than a majority of the total authorized directors are then serving, then a majority of the directors then serving, shall constitute a quorum. In the event one or more of the directors shall be disqualified to vote at any meeting, then the required quorum shall be reduced by one for each such director so disqualified; provided, however, that in no case shall less than 1/3 of the number of all authorized directors so fixed constitute a quorum. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or at a meeting of a committee which authorizes a particular contract or transaction.

3.11 Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Formation, the LLC Agreement or these By-Laws.

3.12 Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.13 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the company, with such lawfully delegated powers and duties as it therefor confers, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of the Delaware Limited Liability Company Act, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the company and may authorize the seal of the company to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these By-Laws for the Board of Directors.

3.14 Compensation of Directors. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the company or any of its parent or subsidiary companies in any other capacity and receiving compensation for such service.

3.15 Nomination of Director Candidates. Nominations for the election of Directors may be made by (i) the Board of Directors or a duly authorized committee thereof or (ii) the LLC Member.

ARTICLE IV
Officers

4.1 Enumeration. The officers of the company shall consist of a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers with such other titles as the Board of Directors shall determine, including, at the discretion of the Board of Directors, a Chairman of the Board. The Board of Directors may appoint such other officers as it may deem appropriate.

4.2 Election. Officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of the LLC Member. Officers may be appointed by the Board of Directors at any other meeting.

4.3 Qualification. No officer need be a member of the company. Any two or more offices may be held by the same person.

4.4 Tenure. Except as otherwise provided by law, by the Certificate of Formation, the LLC Agreement, or by these By-Laws, each officer shall hold office until his successor is elected and qualified, unless a different term is specified in the vote appointing him, or until his earlier death, resignation or removal.

4.5 Resignation and Removal. Any officer may resign by delivering his written resignation to the company at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any officer elected by the Board of Directors may be removed at any time, with or without cause, by the Board of Directors.

4.6 Chairman of the Board. The Board of Directors may appoint a Chairman of the Board. If the Board of Directors appoints a Chairman of the Board, he or she shall perform such duties and possess such powers as are assigned to him by the Board of Directors. Unless otherwise provided by the Board of Directors, if the Chairman of the Board is a director, he or she shall preside at all meetings of the Board of Directors.

4.7 Chief Executive Officer. The Chief Executive Officer shall, subject to the direction of the Board of Directors, have responsibility for the general management of the business and affairs of the company and shall perform all duties and have all powers which are commonly incident to the office of Chief Executive Officer, or which are delegated to him or her by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chief Executive Officer, if he or she is a director, shall preside at all meetings of the Board of Directors. The Chief Executive Officer shall ensure that all orders and resolutions of the Board of Directors are carried into effect. He or she shall have power to sign contracts and other instruments of the company which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the company other than the Chairman of the Board. The Chief Executive Officer shall perform such other duties and shall have such other powers as the Board of Directors may from time to time prescribe.

4.8 Secretary. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the Secretary, including, without limitation, the duty and power to give notices of all meetings of the LLC Member and special meetings of the Board of Directors, to keep a record of the proceedings of all meetings of the LLC Member and the Board of Directors, to maintain a membership ledger and prepare lists of members and their addresses as required, to be custodian of corporate records and the company seal and to affix and attest to the same on documents.

4.9 Chief Financial Officer. The Chief Financial Officer shall perform such duties and have such powers as are incident to the office of the Chief Financial Officer, including without limitation, the duty and power to keep and be responsible for all funds and securities of the company, to maintain the financial records of the company, to deposit funds of the company in depositories as authorized, to disburse such funds as authorized, to make proper accounts of such funds, and to render as required by the Board of Directors accounts of all such transactions and of the financial condition of the company.

4.10 Salaries. Officers of the company shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

4.11 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

ARTICLE V
General Provisions

5.1 Fiscal Year. The fiscal year of the company shall be as fixed by the Board of Directors.

5.2 Company Seal. The company seal, if any, shall be in such form as shall be approved by the Board of Directors.

5.3 Waiver of Notice. Whenever any notice whatsoever is required to be given by law, by the Certificate of Formation or by these By-Laws, a waiver of such notice either in writing signed by the person entitled to such notice or such person's duly authorized attorney, or by electronic transmission or any other method permitted under the Delaware Limited Liability Company Act, whether before, at or after the time stated in such waiver, or the appearance of such person or persons at such meeting in person or by proxy, shall be deemed equivalent to such notice.

5.4 Actions with Respect to Securities of Other Corporations. Except as the Board of Directors may otherwise designate, the Chief Executive Officer or any officer of the company authorized by the Chief Executive Officer shall have the power to vote and otherwise act on behalf of the company, in person or proxy, and may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact to this company (with or without power of substitution) at any meeting of stockholders or shareholders (or with respect to any action of stockholders) of any other corporation or organization, the securities of which may be held by this company and otherwise to exercise any and all rights and powers which this company may possess by reason of this company's ownership of securities in such other corporation or other organization.

5.5 Evidence of Authority. A certificate by the Secretary as to any action taken by the LLC Member, directors, a committee or any officer or representative of the company shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 Certificate of Formation. All references in these By-Laws to the Certificate of Formation shall be deemed to refer to the Certificate of Formation of the company as amended and in effect from time to time.

5.7 LLC Agreement. All references in these By-Laws to the LLC Agreement shall be deemed to refer to the Limited Liability Company Agreement of the company as amended and in effect from time to time. In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

5.8 Severability. Any determination that any provision of these By-Laws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these By-Laws.

5.9 Pronouns. All pronouns used in these By-Laws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.10 Notices. Except as otherwise specifically provided herein or required by law, all notices required to be given to the LLC Member, or any director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by facsimile or other electronic transmission in the manner provided in the Delaware Limited Liability Company Act, or by commercial courier service. Any such notice shall be addressed to such LLC Member, director, officer, employee or agent at his or her last known address as the same appears on the books of the company. The time when such notice shall be deemed to be given shall be the time such notice is received by such LLC Member, director, officer, employee or agent, or by any person accepting such notice on behalf of such person, if delivered by hand, facsimile, other electronic transmission or commercial courier service, or the time such notice is dispatched, if delivered through the mails.

5.11 Reliance Upon Books, Reports and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the company shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the company, including reports made to the company by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

5.12 Time Periods. In applying any provision of these By-Laws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

5.13 Facsimile Signatures and Electronic Transmission. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these By-Laws, facsimile signatures or signature by electronic transmission (such as DocuSign) of any officer or director of the company may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE VI
Amendments

6.1 By LLC Member and Board of Directors. Except as is otherwise set forth in these By-Laws, these By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board of Directors by a resolution adopted by the Board of Directors.

ARTICLE VII
Indemnification of Directors and Officers

7.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (each a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the company or is or was serving at the request of the company as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the company to the fullest extent authorized by the Delaware Limited Liability Company Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the company to provide broader indemnification rights than said Act permitted the company to provide prior to such amendment) against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section 7.2 of this Article VII, the company shall indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if (a) such indemnification is expressly required to be made by law, (b) the proceeding (or part thereof) was authorized by the Board of Directors of the company, (c) such indemnification is provided by the company, in its sole discretion, pursuant to the powers vested in the company under the Delaware Limited Liability Company Act, or (d) the proceeding (or part thereof) is brought to establish or enforce a right to indemnification under an indemnity agreement or any other statute or law or otherwise as required under the Delaware Limited Liability Company Act. The rights hereunder shall be contract rights and shall include the right to be paid expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, unless the Delaware Limited Liability Company Act then so prohibits, the payment of such expenses incurred by a director or officer of the company in his or her capacity as a director or officer (and not in any other capacity in which service was or is tendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, shall be made only upon delivery to the company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Section or otherwise.

7.2 Right of Claimant to Bring Suit. If a claim under Section 7.1 is not paid in full by the company within 90 days after a written claim has been received by the company, the claimant may at any time thereafter bring suit against the company to recover the unpaid amount of the claim and, if such suit is not frivolous or brought in bad faith, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this company) that the claimant has not met the standards of conduct which make it permissible under the Delaware Limited Liability Company Act for the company to indemnify the claimant for the amount claimed. Neither the failure of the company (including its Board of Directors, independent legal counsel, or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware Limited Liability Company Act, nor an actual determination by the company (including its Board of Directors, independent legal counsel or the LLC Member) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

7.3 Indemnification of Employees and Agents. The company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of related expenses, to any employee or agent of the company to the fullest extent of the provisions of this Article VII with respect to the indemnification of and advancement of expenses to directors and officers of the company.

7.4 Non-Exclusivity of Rights. The rights conferred on any person in Sections 7.1 and 7.2 shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of the Certificate of Formation, these By-Laws, LLC Agreement, vote of the LLC Member or disinterested directors or otherwise.

7.5 Indemnification Contracts. The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the company, or any person serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than, those provided for in this Article VII.

7.6 Insurance. The company may maintain insurance to the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of the company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the company would have the power to indemnify such person against such expense, liability or loss under the Delaware Limited Liability Company Act

7.7 Effect of Amendment. Any amendment, repeal or modification of any provision of this Article VII by the LLC Member and the directors of the company shall not adversely affect any right or protection of a director or officer of the company existing at the time of such amendment, repeal or modification.

Effective Date: July 30, 2020

EXHIBIT F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

Response:

1. Pre-Application Survey Form (MIAX, PEARL & EMERALD)
2. Member Application (MIAX, PEARL & EMERALD)
3. Waive-In Member Application (MIAX, PEARL & EMERALD)
4. Amendment to Member Application (MIAX, PEARL & EMERALD)
5. Market Maker Member Guarantee (EMERALD)
6. Clearing Member Give-Up Authorization and Guarantee (MIAX, PEARL & EMERALD)
7. User Agreement (MIAX, PEARL & EMERALD) **[Updated]**
8. Sponsored Access Agreement (EMERALD)
9. Statutory Disqualification Notice (MIAX, PEARL & EMERALD)
10. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant (EMERALD)
11. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant (EMERALD)
12. Exchange Data Agreement (MIAX, PEARL & EMERALD) **[Updated]**
13. Affiliated Companies List – Schedule A to Exchange Data Agreement (MIAX, PEARL & EMERALD) **[Updated]**
14. Data Feed Request Form – Schedule B to Exchange Data Agreement (MIAX, PEARL & EMERALD) **[Updated]**
15. Service Facilitator List – Schedule C to Exchange Data Agreement (MIAX, PEARL & EMERALD) **[Updated]**

16. Market Data Subscriber Agreement – Schedule D to Exchange Data Agreement (MIAX, PEARL & EMERALD) **[Updated]**

17. Market Data Policies (MIAX, PEARL & EMERALD) **[Updated]**

18. Service Bureau Agreement (MIAX, PEARL & EMERALD) **[Updated]**

19. Extranet Connection Agreement (MIAX, PEARL & EMERALD) **[Updated]**

20. Extranet Information Form – Schedule A (MIAX, PEARL & EMERALD) **[Updated]**

21. Stock-Tied Give Up Authorization and Guarantee (MIAX & EMERALD)

22. Stock-Tied Complex Order Authorization (MIAX & EMERALD)

23. Volume Aggregation Request Form (MIAX, PEARL & EMERALD)

24. Clearing Member Restriction Form (MIAX, PEARL & EMERALD)

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

MIAX EXCHANGE GROUP™

USER AGREEMENT

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald"), Delaware limited liability companies, with principal offices at 7 Roszel Road, Suite 1A, Princeton, NJ 08540 (individually or collectively referred to herein as the "Exchange" as applicable), and the User of Exchange Services described below. Currently, a User can be an Exchange Member, a Sponsored User as set forth in Exchange Rule 210, as may be amended or re-numbered from time to time, or such other person or entity as Exchange rules may allow.

1. **Term of the Agreement**. This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services**. Subject to the terms and conditions of this Agreement, User will have the right to access the Exchange to enter orders on the Exchange, receive status updates on orders, cancel orders, execute trades against orders on the Exchange limit order book and to receive data feeds from the Exchange ("Exchange Data") containing information regarding User's open orders, executions and volume on the Exchange (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect in its current form. The Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that the Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Exchange in accordance with the Amended and Restated Limited Liability Company Agreement, By-Laws, Rules and Procedures of the Exchange, as amended or re-numbered from time to time (collectively, the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. The Exchange reserves the right to modify or change the Services provided the Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance**. Except as otherwise provided herein, with respect to all orders submitted to the Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use the Exchange only if and when it is duly authorized to use the Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use the Exchange in compliance with, the Exchange Rules; (iii) it is and will remain responsible for its use of the Exchange and the use of the Exchange by any of its associated persons, employees, customers or agents or, if User is a member of the Exchange, by any person which has entered into a Sponsored Access arrangement with User to use the Exchange (a "Sponsored User"); (iv) it will maintain and keep current a list of all associated persons in accordance with MIAX and MIAX Emerald Rule 1900 and MIAX PEARL Rule 3100, as may be amended or re-numbered from time to time, all Registered Options Traders as specified in MIAX and Emerald Rule 601, or all Market Maker Authorized Traders as specified in MIAX PEARL Rule 601, as applicable, as the same may be amended or re-numbered from time to time, and any other authorized individuals who may obtain access to the Exchange on behalf of User and/or any Sponsored User(s) and any other authorized individuals who may obtain access to User's Data (as defined below) that is transmitted to or maintained by any third party vendors of the Exchange; and (v) it will familiarize User's authorized individuals with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to the Exchange.

4. **Monitoring**. User acknowledges and agrees that the Exchange will monitor the use of the Exchange by User for compliance with all applicable laws and regulations, including, without limitation, the Exchange Rules. User acknowledges its responsibility to monitor its associated persons, employees, agents and customers for compliance with the Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions**. User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on the Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify the Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. The Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with Exchange Rule 521 (Nullification and Adjustment of Option Transactions Including Obvious Errors), as may be amended or re-numbered from time to time.

6. **Sponsored Users**. Notwithstanding the Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored User, and not a member of the Exchange, as a condition to initiating and continuing access to the Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of the Exchange establishing proper relationship(s) and account(s) through which User may trade on the Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in the Exchange Rules.

7. **Connectivity**. User is solely responsible for providing and maintaining all necessary electronic communications with the Exchange, including, wiring, computer hardware, software, communication's line access, and networking devices.

8. **Market Data**. User hereby grants to the Exchange and any of its third party vendors a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive, to use and to store information and data that User or User's agent enters into the Exchange (collectively, the "User's Data") for the following purposes: as part of Exchange Data for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of the Exchange); and for use as part of Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data products are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. User further acknowledges and agrees that the Exchange may disclose to and use third party vendors who may receive and store User's Data for billing or other purposes from time to time and that the Exchange cannot guarantee that any third party vendor has adequate safeguards or that any safeguards will provide absolute protection and will not be breached and that, as a result, the User's Data will not be destroyed, lost, altered or disclosed. User hereby agrees to hold harmless the Exchange and any of its affiliates, parent, subsidiaries and their respective officers, directors, employees and agents, from and against any claims arising out of or relating to the destruction, loss, alteration or unauthorized disclosure of User's Data by such third party vendor or by or any other third party, including without limitation, damages, other monetary relief, costs and reasonable fees in connection therewith. Subject to the foregoing license, as between the Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize the Exchange and any of its third party vendors to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or the Exchange or any of its third party vendors will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or Exchange or any of its third party vendors will not violate any applicable law or regulation.

9. **Restrictions on Use; Security**. Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to the Exchange or any information or data made available therein (with the exception of User's Data) to any other entity or to any individual that is not User's associated persons, employee, customer, agent or Sponsored User. User accepts full responsibility for its employees', customers', agents' and Sponsored Users' use of the Exchange, which use must comply with the Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data: (i) clearly and prominently identify the information as originating from the Exchange where applicable; (ii) is adequately protected to prevent unauthorized access; and (iii) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by the Exchange that results in unauthorized access by other parties. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Exchange Data Vendor Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. The Exchange shall not include in the operation of the Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, the Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. **Information**.

(a) **Confidentiality**. Both parties acknowledge that: (i) the Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to the Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement including in the case of the Exchange any obligations performed through any of its third party vendors. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation:(i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time, the Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on the Exchange, except as specifically authorized under this Agreement, including but not limited to any disclosure by the Exchange to any of its third party vendors, as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) **Disclosure**. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of the Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) **Unauthorized Use or Disclosure**. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) **Limitation**. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. **Obvious and Catastrophic Errors Policy**. User has read and agrees to the terms stipulated in Exchange Rule 521 (Nullification and Adjustment of Options Transactions Including Obvious Errors), as may be amended or re-numbered from time to time.

12. **Corporate Names; Proprietary Rights**. The Exchange and User each acknowledge and agree that the Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). The Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. **Fees**. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in the Exchange Rules, Fee Schedule or posted on the Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, the Exchange reserves the right to change its Fee Schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. **DISCLAIMER OF WARRANTY**. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. THE EXCHANGE GIVES NO

WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY THIRD PARTY VENDOR ACTIONS OR OMISSIONS RELATING TO USER'S DATA AND FOR ANY CLAIMS ARISING OUT OF OR RELATING TO THE DESTRUCTION, LOSS, ALTERATION OR UNAUTHORIZED DISCLOSURE OF USER'S DATA BY SUCH THIRD PARTY VENDOR, INCLUDING WITHOUT LIMITATION, DAMAGES, OTHER MONETARY RELIEF, COSTS AND REASONABLE FEES IN CONNECTION THEREWITH, AND FOR ANY USE OR ABUSE WHATSOEVER OF THE EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. **NO LIABILITY FOR TRADES**. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) THE EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE EXCHANGE; AND (ii) THE EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER THE EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF THE EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, THE EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO THE EXCHANGE. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE 527 (EXCHANGE LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. **NO CONSEQUENTIAL DAMAGES**. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL THE EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, INCLUDING USER'S DATA, GOODWILL, USE OF MONEY OR USE OF THE EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF THE EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 527 (EXCHANGE LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. **Indemnification by User**. User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in

connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with the Exchange were in violation of any state or federal securities law or the Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

18. **Indemnification by Exchange**. The Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. **Termination**. The User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, the Exchange may suspend or terminate the Services to User immediately if it determines, in the Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that the Exchange determines to be detrimental to the Exchange or its members; (iii) User poses a credit risk to the Exchange; (iv) User is retransmitting or republishing Exchange Data without the prior approval of the Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with the Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to the Exchange.

20. **Acknowledgement of SRO Obligations**. The Exchange represents: (i) that the Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that the Exchange, as a self-regulatory organization, comply with the Act; and (iv) that the Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of the Exchange. Accordingly, User agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by the Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. **Assignment**. User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may, as permitted by the Act, assign or transfer this agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. **Force Majeure**. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. **Severability**. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. **Arbitration**. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. **Amendment**. The Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that the Exchange distributed the initial notice. The Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. **Miscellaneous**. All notices or approvals required or permitted under this Agreement must be given in writing to the Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

USER:____

Signature:______________________________________

Printed Name:__________________________________

Title:____

Date:____

Select type of User: ☐ Exchange Member ☐ Sponsored User

If Sponsored User, name of Sponsoring Member:____

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
(If applicable)

Signature:______________________________________

Printed Name:__________________________________

Title:____

Date:____

MIAX PEARL, LLC
(If applicable)

Signature:______________________________________

Printed Name:__________________________________

Title:____

Date:____

MIAX EMERALD, LLC
(If applicable)

Signature:______________________________________

Printed Name:__________________________________

Title:____

Date:____

MIAX EXCHANGE GROUP™

EXCHANGE DATA AGREEMENT

This Exchange Data Agreement (this "Agreement"), dated ______________________________, is between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald), Delaware limited liability companies with principal offices at 7 Roszel Road, Suite 1A, Princeton, NJ 08540, as set forth below (individually or collectively referred to herein as the "Exchange" as applicable), and ________ ____, a ______________________________________ _______ [corporation/limited liability company], with its principal offices at ___________________________________ ____("Data Recipient").

1. <u>Definitions</u>.

(a) "Affiliate" of a Data Recipient means any entity that directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. An Affiliate of Data Recipient is entitled to the same rights granted to Data Recipient hereunder including the right to use and distribute the Market Data to other Persons (as defined below) subject to the terms of this Agreement. If this Agreement is applicable to an Affiliate, Data Recipient must submit an Affiliated Companies List (as defined below) and shall assume all responsibility for and will hold harmless and indemnify the Exchange from and against any and all actions or inactions of such Affiliate as if they were the actions of the Data Recipient and shall be jointly and severally liable with such Affiliate.

(b) "Affiliated Companies List" means the form attached hereto as <u>Schedule A</u>.

(c) "Agreement" means this Exchange Data Agreement which also constitutes a distributor agreement between the Exchange and Distributor.

(d) "Control" means, with respect to an Affiliate, the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities (or other ownership interest), by contract, or otherwise.

(e) "Controlled Data Distributor" means a Data Recipient that provides Market Data to a Person and controls the entitlements and display of the information to such Person.

- If the Person is either (x) an Affiliate, (y) an employee or officer of the Controlled Data Distributor or (z) an employee or officer of an Affiliate of the Controlled Data Distributor identified on the Affiliate List submitted by such Controlled Data Distributor to the Exchange, such Controlled Data Distributor shall be considered an "**Internal Controlled Data Distributor**".

- If the Person is not an Affiliate, or an employee or officer of the Controlled Data Distributor or of an Affiliate, such Controlled Data Distributor shall be considered an "**External Controlled Data Distributor**".

(f) "Data Feed(s)" means a transmission of Market Data via the Data Feed(s) checked or indicated as applicable on <u>Schedule B with respect to a Data Recipient</u>.

(g) "Data Recipient" means the Person specified above that receives Market Data (as defined below) (i) from the Exchange directly or from the Exchange through an Extranet, or (ii) from a Person that is an approved Data Feed Distributor.

(h) "Data Feed Distributor" means a Data Recipient that is authorized by the Exchange to retransmit or redistribute Market Data to (i) an officer, employee or an Affiliate of Data Recipient for Internal Use (an "Internal Data Feed Distributor") or (ii) a Person other than an officer, employee or an Affiliate of Data Recipient for External Use (an "External Data Feed Distributor"). Every Data Recipient (other than a Subscriber) is a Distributor for purposes of this Agreement.

(i) "Data Feed Request Form" means the form attached hereto as Schedule B.

(j) "Device" means any computer, workstation or other unit of equipment, fixed or portable, that receives, accesses, processes or displays Market Data in visible, audible or other comprehensible form. A Device is deemed to receive Market Data if the Device is entitled by Data Recipient or a Subscriber to receive the Market Data.

(k) "External Use" means the distribution of Market Data to Persons who are not officers, employees or Affiliates of the Distributor.

(l) "Force Majeure Event" means any flood, extraordinary weather conditions, earthquake or other act of God, fire, war, terrorism, insurrection, riot, labor dispute, accident, action of government, communications or power failures, or equipment or software malfunctions.

(m)"Internal Use" means the use of the Market Data by a Data Recipient or the distribution thereof to officers and employees of Data Recipient and its Affiliates.

(n) "Market Data" means market data and related information of the Exchange provided by the Exchange via the Data Feed(s) as checked or as indicated as applicable on Schedule B with respect to a Data Recipient. With respect to Data Recipient's obligations under this Agreement, Market Data includes information, data and materials that are derived from the foregoing and that convey information to Data Recipient that is substantially equivalent to Market Data.

(o) "Market Data Policies" means the policies with respect to the use, distribution and redistribution of Market Data as the Exchange may adopt and make publicly available from time to time, provided that such policies are not inconsistent with the provisions of this Agreement.

(p) "Person" means any natural person, proprietorship, corporation, partnership, limited liability company or other organization.

(q) "Service Facilitator" means an authorized third party agent to which a Data Recipient has delegated any of its responsibilities, obligations or duties under or in connection with this Agreement and is designated on the Service Facilitator List. Data Recipient must submit one or more Service Facilitation Lists identifying each Service Facilitator. Notwithstanding any such delegation, a Data Recipient shall remain responsible for compliance by such Service Facilitator with all applicable terms and conditions of this Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Market Data.

(r) "Service Facilitator List" means the form attached hereto as Schedule C.

(s) "Subscriber" means a natural person, a proprietorship, corporation, partnership, or other entity, or a Device (computer or other automated service) that is entitled to receive Market Data from a Controlled Data Distributor for Internal Use. A Subscriber is required to enter into a Subscriber Agreement (as defined below) authorizing such Person to receive and/or access current Market Data from a Controlled Data Distributor for its own use and not for the purpose of retransmitting or redistributing the Market Data to any other Person. Officers, employees and Affiliates of a Data Recipient shall not be deemed Subscribers requiring the execution of a Subscriber Agreement but may be counted for reporting purposes under this Agreement.

(t) "Subscriber Agreement" means the terms and conditions of receipt of Market Data by a Subscriber from a Controlled Data Distributor for Subscriber's own use substantially in the form of the Market Data Subscriber Agreement attached hereto as Schedule D.

2. License to Use Market Data.

(a) Subject to the terms of this Agreement, the Exchange hereby grants to Data Recipient the limited, non-exclusive, worldwide, non-transferable license as applicable, (i) to receive and use the Market Data for Internal Use, including without limitation the right to copy, store, process, commingle, and use the Market Data and the right to create new original works therefrom and (ii) to receive and use the Market Data for External Use, including without limitation the right to redistribute the Market Data in any form by means of any current or future product or service of the Data Recipient, in each case in accordance with the terms of this Agreement, Exchange requirements and the Market Data Policies as available on the Exchange's website and as may be amended from time to time.

(b) Data Recipient will have no rights with respect to Market Data except as provided pursuant to the foregoing license.

3. Proprietary Rights in the Market Data.

(a) Exchange Has Proprietary Rights in the Market Data. Data Recipient acknowledges and agrees that the Exchange has exclusive and valuable property rights in and to its own Market Data, that such Market Data constitutes valuable proprietary information and/or proprietary rights of the Exchange, some of which may not be within the public domain, that such Market Data shall remain valuable proprietary information and/or proprietary rights of the Exchange, and that, but for this Agreement, Data Recipient would have no rights or access to such Market Data.

(b) Specific Performance. Data Recipient acknowledges and agrees that disclosure of any Market Data except as permitted by this Agreement, or any breach or threatened breach of any other covenants or agreements contained herein, would cause irreparable injury to the Exchange for which money damages would be an inadequate remedy. Accordingly, Data Recipient further acknowledges and agrees that the Exchange shall be entitled to specific performance and injunctive and other equitable relief from the breach or threatened breach of any provision, requirement or covenant of this Agreement (including, without limitation, any disclosure or threatened disclosure of Market Data which is not within the public domain) in addition to and not in limitation of any other legal or equitable remedies which may be available.

4. Receipt of Market Data by Data Recipient.

(a) Terms and Conditions. This Agreement sets forth the terms and conditions upon which Data Recipient may receive and use Market Data. Data Recipient acknowledges that, the Exchange may, in its sole discretion, discontinue disseminating any or all of its own Market Data or change or eliminate its own transmission method, speed or signal characteristics at any time. The Exchange will use commercially reasonable efforts to provide Data Recipient with reasonable advance notice of such discontinuation or changes.

(b) Representations and Warranties by Data Recipient. Data Recipient represents and warrants that (i) it has set forth its internal use or external service requirements in the Data Feed Request Form, (ii) the detailed description of its system for controlling the dissemination of Market Data as described in the Data Feed Request Form is true, complete and not misleading, and (iii) it shall obtain the Exchange's prior written approval in the event that Data Recipient intends to make a material change in its use of the Market Data in any manner which is not described in its Data Feed Request Form and shall pay any applicable fees which result from such changes.

(c) No Prohibited Use by Data Recipient. Data Recipient further acknowledges that, except as expressly described in its Data Feed Request Form, any use of the Market Data by Data Recipient, including without limitation retransmission, redistribution or reprocessing, is expressly prohibited.

(d) User ID and Password. Data Recipient agrees that it shall protect the secrecy of any user ID or password used by or issued to Data Recipient in connection with the receipt of Market Data. Data Recipient acknowledges that (i) the Exchange shall be entitled to treat any order, instruction, or inquiry forwarded to the Exchange using any such Data Recipient user ID or password as having originated from Data Recipient, (ii) Data Recipient shall be financially responsible for any such order or request for Market Data, and (iii) Data Recipient must immediately notify the Exchange if any such Data Recipient user ID or password is lost or stolen or someone has gained unauthorized access to that user ID or password.

5. Data Recipient Legal Requirements.

(a) Duty to Provide Appropriate Information. Data Recipient agrees to provide the appropriate information required by the Exchange to any Persons to which it redistributes or transmits Market Data and to ensure that the Market Data is clearly attributed as originating from the Exchange.

(b) Distribution of Market Data by an External Controlled Data Distributor. In the event that the External Controlled Data Distributor intends to use the Market Data for External Use, before Data Recipient redistributes any Market Data to a Subscriber, Data Recipient shall first obtain an executed Subscriber Agreement from an authorized party of such Person. Data Recipient shall be permitted to use its own form of subscriber agreement provided that (i) such subscriber agreement contains terms and conditions of use which are substantially similar to those provided in Schedule D attached hereto and (ii) Data Recipient agrees to provide such form of subscriber agreement to the Exchange at the Exchange's request for its review.

(c) Distribution of Market Data by an External Data Feed Distributor. In the event that a Data Recipient intends to use the Market Data for External Use, before such External Data Feed Distributor redistributes any Market Data to a Person, the External Data Feed Distributor shall first obtain an executed Exchange Data Agreement from an authorized party of such Person and shall cause any such Person to obtain an executed Subscriber Agreement from any Subscriber to which such Person intends to redistribute Market Data upon the same terms and conditions of subscription as set forth in Section 5(b) above.

(d) Distribution of Market Data by an Internal Data Feed Distributor, an Internal Controlled Data Distributor and a Subscriber. Each Internal Data Feed Distributor, each Internal Controlled Data Distributor and each Subscriber is prohibited from selling, distributing, transferring, or otherwise disseminating Market Data to any other Person, except that each of the foregoing may distribute the Market Data to an employee, officer or Affiliate of such Person for Internal Use in accordance with the terms of this Agreement.

6. Records and Reporting. Data Recipient agrees to furnish promptly to any Distributor or to the Exchange any information or reports that may be reasonably required by such Distributor and/or the Exchange in order for Data Recipient to receive the Market Data. Data Recipient agrees to maintain complete and accurate records relating to receipt of Market Data in accordance with the Market Data Policies and with such other Exchange requirements. Data Recipient shall furnish promptly to the Exchange any information or reports that are set forth in the Market Data Policies for the type of use intended by Data Recipient or that may be otherwise required by the Exchange and that are reasonably related to Data Recipient's receipt of Market Data. Data Recipient further agrees to and shall cause its Affiliates to preserve each Subscriber Agreement during the time that Data Recipient or its Affiliates redistribute the Market Data to Subscribers and for at least three (3) years after the date that Data Recipient or Affiliate discontinues distribution of the Market Data to such Subscriber.

7. Right of Inspection and Audit. During regular business hours, any Persons designated by the Exchange may have access to Data Recipient's offices or locations in order to observe the use made of the Market Data and to examine and inspect any Devices, attachments or apparatuses, as well as any books and records required to be maintained by Data Recipient hereunder in connection with its receipt and use of Market Data. Data Recipient will make prompt adjustment (including interest thereon at the rate of 1 1/2% per month) to compensate the Exchange that discovers an under-reported use of the Market Data by Data Recipient. In addition, at the election of the Exchange, Data Recipient will be liable for the reasonable costs of any audit that reveals a discrepancy in the Exchange's favor of five percent (5%) or more of the amount of fees actually due the Exchange. Data Recipient shall maintain the records and books upon which it bases its reporting for Exchange Market Data for three (3) years following the period to which the records relate. In the event that Data Recipient fails to retain such records and books as required above, Data Recipient agrees to pay the Exchange's reasonable estimate of any discrepancy discovered pursuant to any such audit.

8. Exchange Fees.

(a) Data Recipient will pay the Exchange for the right to receive Market Data and for any permissible redistribution under this Agreement, in accordance with the then-current fee schedule published by the Exchange from time-to-time (including any and all applicable federal, state or local taxes). The Exchange's fees are subject to modification by the Exchange at any time, without prior notice to Data Recipient. In addition, Data Recipient agrees to pay the Exchange any penalties assessed against Data Recipient by the Exchange.

(b) To the extent permitted by applicable law, Data Recipient acknowledges and agrees that the termination of service to Data Recipient for failure to make payments shall not be considered an improper limitation of access by the Exchange.

9. Right to Deny Distribution. The Exchange retains the right to direct Data Recipient to terminate any external transmission or distribution of Market Data for any reason or no reason, in which event the Exchange shall notify Data Recipient in writing that it has terminated the right of any authorized recipient to receive any Market Data and Data Recipient shall cease retransmitting Market Data to such authorized recipient as soon as possible, but in any event no more than five (5) business days of the notice and shall, within ten (10) business days confirm the termination thereof in a written notice by an authorized officer.

10. Covenants, Representations and Warranties of Data Recipient. Data Recipient agrees that it will not use or permit any other Person to use Market Data for any illegal purpose. Data Recipient agrees that it will not use Market Data in any way to compete with the Exchange, nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange. Data Recipient agrees that the provision of Market Data by the Exchange hereunder is conditioned upon Data Recipient's strict compliance with the terms of this Agreement and that the Exchange may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Data Recipient of the provisions hereof or whenever directed to do so by the Exchange.

11. Requirements of Self-Regulatory Organization; Actions to be Taken in Fulfillment of Statutory Obligations. Data Recipient acknowledges that (a) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (b) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (c) Section 19(g)(1) of the Securities Exchange Act of 1934, as amended (the "Act") mandates that the Exchange, as a self-regulatory organization, comply with: (i) the Exchange Rules; (ii) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (iii) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other requirements, whether promulgated by the United States or any other applicable jurisdiction (including in the area of intellectual property) (collectively, the "Exchange Requirements"); (d) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (e) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Data Recipients, subject to applicable Exchange Requirements. Accordingly, Data Recipient agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use the Information. The Exchange shall undertake reasonable efforts to notify Data Recipient of any such condition, modification or termination, and Data Recipient shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any Person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder. If Data Recipient is a Member of the Exchange, then Data Recipient expressly acknowledges and agrees that (x) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a member of the Exchange; (y) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements; and (z) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's Exchange membership in accordance with the Exchange Requirements.

12. <u>Disclaimer</u>. THE MARKET DATA IS PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY WITH RESPECT TO ACCURACY, COMPLETENESS, TIMELINESS, NONINFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE. NEITHER THE EXCHANGE, NOR ANY PROVIDER OF MARKET DATA TO THE EXCHANGE, NOR ANY OF THEIR RESPECTIVE AFFILIATES, NOR THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, CONTRACTORS, AND AGENTS SHALL HAVE ANY LIABILITY OF ANY KIND (INCLUDING, BUT NOT LIMITED TO, FOR ANY DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES OR ANY DAMAGES FOR LOST PROFITS OR LOST OPPORTUNITIES AND WHETHER BASED UPON CONTRACT, TORT, WARRANTY, OR OTHERWISE) FOR ANY INACCURACIES, OMISSIONS, HUMAN OR MACHINE ERRORS, OR OTHER IRREGULARITIES IN THE MARKET DATA OR FOR ANY CESSATION, DISCONTINUANCE, FAILURE, MALFUNCTION, DELAY, SUSPENSION, INTERRUPTION, OR TERMINATION OF, OR WITH RESPECT TO, THE PROVISION OF THE MARKET DATA TO DATA RECIPIENT.

13. <u>Limitations of Liability and Damages</u>. Data Recipient agrees that: (a) the provision of Market Data is made with equipment, communications devices, and/or leased lines not owned or operated solely by the Exchange; and (b) except for any indemnification obligations of the Exchange as provided herein, neither the Exchange, nor its members, directors, officers, employees or agents, guarantees the sequence, accuracy or completeness of the Market Data, nor shall any of them be liable to Data Recipient or any other Person for any delays, inaccuracies, errors or omissions in Market Data, or in the transmission thereof, or for any other damages arising in connection with Data Recipient's receipt or use of Market Data, whether or not resulting from negligence on their part, a Force Majeure Event or any other cause beyond their reasonable control.

14. <u>Term and Termination</u>. Subject to Data Recipient's strict compliance with the provisions of this Agreement, the provision of Market Data by the Exchange hereunder will continue in force during the term of this Agreement and any renewal term thereof unless either party provides thirty days written notice to the other party of its intent to terminate the Agreement. All Subscriber Agreements shall terminate effective as of the date of any termination of this Agreement and Data Recipient shall give notice of any such termination to all of its Subscribers. In addition, it is understood that the provisions set forth in paragraphs 2, 3, 4, 5, 6, 7, 8, 10, 11, 12, 13, 15 and 17 of this Agreement shall survive the termination of this Agreement.

15. <u>Indemnification</u>.

(a) <u>By Data Recipient</u>. Data Recipient will indemnify, defend and hold the Exchange, and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Data Recipient's failure to furnish or to keep, or Data Recipient's delay in furnishing or keeping, any report or record required to be kept by Data Recipient hereunder.

(b) <u>By the Exchange</u>. The Exchange will indemnify, defend and hold Data Recipient and its Affiliates and their respective directors, officers, employees and agents harmless from and against any and all claims against Data Recipient or its Affiliates that the Market Data infringes the intellectual property rights or violates any property right of a third party provided that Data Recipient or its Affiliate (i) provides the Exchange with prompt written notice of such claim,

(ii) agrees that the Exchange shall have sole control of defense and/or settlement of such claim, and (iii) reasonably cooperates with the Exchange in the defense of such claim.

16. Notices. Any notice under this Agreement by the Exchange to Data Recipient may be given via electronic mail to the e-mail address provided by Data Recipient when subscribing to receive Market Data. Any notice under this Agreement by Data Recipient to the Exchange may be given via electronic mail to TradingOperations@MIAXOptions.com.

17. Miscellaneous. Any action arising out of this Agreement between the Exchange and Data Recipient shall be governed and construed in accordance with the internal laws (and not the law of conflicts) of the State of New York. Data Recipient may not assign all or any part of this Agreement without the prior written consent of the Exchange. The Exchange may assign this Agreement to an affiliate of the Exchange or to a third party that is a successor to the Exchange's business of providing Market Data. Neither the Exchange nor Data Recipient may modify or amend the terms of this Agreement. In the event of any conflict between the terms and conditions of this Agreement and any other agreement relating to Data Recipient's receipt and use of Market Data, the terms and conditions of this Agreement will prevail. If, for any reason, one or more provisions of this Agreement is held invalid, the other provisions of the Agreement shall remain in full force and effect.

BY TYPING YOUR NAME BELOW, YOU AGREE THAT THE FOLLOWING IS TRUE: (1) YOU REPRESENT THAT YOU HAVE ACTUAL AUTHORITY TO ENTER INTO THIS AGREEMENT ON BEHALF OF DATA RECIPIENT; (2) THAT YOU HAVE READ THE TERMS STATED ABOVE; (3) YOU UNDERSTAND THE TERMS STATED ABOVE; (4) A PRINTOUT OF THE TERMS STATED ABOVE WILL CONSTITUTE A "WRITING" UNDER ANY APPLICABLE LAW OR REGULATION; AND (5) YOU AGREE TO ABIDE BY ALL THE TERMS OF THE AGREEMENT STATED ABOVE.

Type name of Data Recipient and authorized representative below if you acknowledge and accept the foregoing terms.

Name of Data Recipient:____

By Authorized Representative:____

Date:______________________________

Exchange Party to the Agreement:

☐ Miami International Securities Exchange, LLC (MIAX Exchange)

MIAX PEARL, LLC (MIAX PEARL Exchange)

☐ MIAX PEARL Options

☐ MIAX PEARL Equities

☐ MIAX Emerald, LLC (MIAX Emerald Exchange)

MIAX EXCHANGE GROUP™

Exchange Data Agreement
SCHEDULE A - Affiliated Companies List

Check One: ☐ New Affiliate List ☐ Addition to Existing Affiliate List ☐ Deletion from Existing Affiliate List

Date of Request: ____________________

Data Recipient / Data Feed Distributor Contact Information

Company Name: ____________________

Primary Contact: ____________________ Phone: ____________________

Primary Contact Email: ____________________

Affiliated Companies

Affiliated Company Names	Registered Address

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable).

Signature:____________________ Print Name:____________________

Title:____________________ Date:____________________

MIAX Exchange Group™

Exchange Data Agreement
SCHEDULE B - Data Feed Request Form
(submit one per entitlement system)

Check One: ☐ New Service Request ☐ Addition to Existing Service ☐ Deletion from Existing Service

Date of Request:________________________

Data Recipient / Data Feed Distributor Contact Information

Company Name:____

Primary Contact:____ Phone:_________________________

Primary Contact Email:____

Technical Contact:____ Phone:_________________________

Technical Contact Email:____

Billing Contact:____ Phone:_________________________

Billing Contact Email:____

Reporting Contact:____ Phone:_________________________

Reporting Contact Email:____

Intended Use of MIAX PEARL Equities Market Data

Check All Applicable:

- ☐ Internal Use Within Company and/or Affiliates
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (Data Feed Distributor)

Intended Use of MIAX Options Market Data

Check All Applicable:

- ☐ Internal Use Within Company and/or Affiliates
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (Data Feed Distributor)

Intended Use of MIAX PEARL Options Market Data

Check All Applicable:

- ☐ Internal Use Within Company and/or Affiliates
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (Data Feed Distributor)

Intended Use of MIAX Emerald Options Market Data

Check All Applicable:

- ☐ Internal Use Within Company and/or Affiliates
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (Data Feed Distributor)

MIAX PEARL Equities Market Data Requested

☐ MIAX PEARL Equities Top of Market (ToM)
☐ MIAX PEARL Equities Depth of Market (DoM)
☐ Other:____

MIAX Options Market Data Requested

☐ MIAX Options Top of Market (ToM)[1]
☐ MIAX Options Complex Top of Market (cToM)
☐ Administrative Information Subscriber (AIS)
☐ MIAX Options Order Feed
☐ MIAX Options Product Feed
☐ Other:____

MIAX PEARL Options Market Data Requested

☐ MIAX PEARL Options Top of Market (ToM)[1]
☐ MIAX PEARL Options Liquidity Feed (PLF)
☐ Other:____

MIAX Emerald Options Market Data Requested

☐ MIAX Emerald Options ToM (Top of Market)[1]
☐ MIAX Emerald Options cToM (Complex Top of Market)
☐ Administrative Information Subscriber (AIS)
☐ MIAX Emerald Options Order Feed
☐ Other:____

[1] Any Data Recipient reviewing the ToM (Top of Market) Data acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

Service Description and Entitlement

Internal Usage – Describe Intended Use of Data **External Distribution – Describe Service Provided** ***(Specify Options or Equities Data in Description)***	**Entitlement Methodology**

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable).

Signature:____________________________________ Print Name:____________________________________

Title:_______________________________________ Date:______________________________________

MIAX Exchange Group™

Exchange Data Agreement
SCHEDULE C – Service Facilitator List

Check One: ☐ New Facilitator List ☐ Addition to Existing Facilitator List

☐ Deletion from Existing Facilitator List

Date of Request:________________________

Data Recipient / Data Feed Distributor Contact Information

Company Name:____

Primary Contact:____ Phone:__________________________________

Primary Contact Email:____

Service Facilitator Information

Facilitator Company Name:____

Facilitator Address:____

Primary Contact:____ Phone:__________________________________

Primary Contact Email:____

Service Provided: ____

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:____

Facilitator Address:____

Primary Contact:____ Phone:__________________________________

Primary Contact Email:____

Service Provided: ____

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:____

Facilitator Address:____

Primary Contact:______________________________ Phone:____________________

Primary Contact Email:____

Service Provided: ____

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:____

Facilitator Address:____

Primary Contact:______________________________ Phone:____________________

Primary Contact Email:____

Service Provided: ____

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable).

Signature:_____________________________ Print Name:_____________________________

Title:_________________________________ Date:__________________________________



EXCHANGE DATA AGREEMENT
SCHEDULE D – Market Data Subscriber Agreement

THE UNDERSIGNED SUBSCRIBER ("SUBSCRIBER") MUST READ AND AGREE BELOW TO THE TERMS AND CONDITIONS OF THIS AGREEMENT IN ORDER TO RECEIVE AND USE THE MARKET DATA MADE AVAILABLE TO IT BY MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), AND/OR MIAX EMERALD, LLC ("MIAX EMERALD") (INDIVIDUALLY OR COLLETIVELY REFERRED TO HEREIN AS THE "EXCHANGE" AS APPLICABLE). NEITHER THE DISTRIBUTOR OF THE MARKET DATA NOR ITS AGENTS MAY MODIFY OR WAIVE ANY TERM OF THIS AGREEMENT AND ANY ATTEMPT TO MODIFY THIS AGREEMENT, EXCEPT BY THE EXCHANGE SHALL RENDER IT NULL AND VOID.

This Market Data Subscriber Agreement ("Agreement") is between Miami International Securities Exchange, LLC, MIAX PEARL, LLC, and/or MIAX Emerald, LLC (individually or collectively referred to herein as the "Exchange" as applicable), Delaware limited liability companies with principal offices at 7 Roszel Road, Princeton, New Jersey 08540, and the undersigned Subscriber. This Agreement shall establish the terms and conditions pursuant to which Subscriber may receive and use the market data and related information of the Exchange (collectively herein the "Market Data") provided to Subscriber by an authorized distributor of such Market Data (herein a "Distributor").

1. **LICENSE**. Upon acceptance of the terms and conditions of this Agreement as indicated below, Subscriber shall have a limited, non-exclusive, worldwide, non-transferable license during the term of this Agreement to receive and use Market Data solely for Subscriber's own personal or internal business purposes, as the case may be, and for no other purposes. Subscriber will have no rights with respect to Market Data except as provided pursuant to the foregoing license. Subscriber is prohibited from selling, distributing, transferring, or otherwise disseminating Market Data to any other person or entity, except that Subscriber may distribute the Market Data to an employee or officer of Subscriber. Any Subscriber receiving the Exchange Market Data – Top of Market ("ToM") – acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

2. **USER ID AND PASSWORD**. Subscriber shall protect the secrecy of any user ID or password used by or issued to Subscriber in connection with the receipt of Market Data. Subscriber acknowledges that (i) the Exchange shall be entitled to treat any order, instruction, or inquiry forwarded to the Exchange using any such Subscriber user ID or password as having originated from Subscriber, (ii) Subscriber shall be financially responsible for any such order or request for Market Data and (iii) Subscriber must immediately notify the Exchange if any such Subscriber user ID or password is lost or stolen or someone has gained unauthorized access to that user ID or password.

3. **FEES**. Subscriber agrees to pay any applicable charges, taxes and other assessments to receive Market Data that is ordered by Subscriber ("Subscriber Fees"). To the extent permitted by applicable law, Subscriber acknowledges and agrees that the termination of the Distributor's service to Subscriber for failure to make payments shall not be considered an improper limitation of access by the Exchange. The Subscriber acknowledges and agrees that the Subscriber Fees are subject to modification by the Exchange at any time, without prior notice to Subscriber. All Subscriber Fees are non-refundable except as provided herein.

4. **MODIFICATION OR CESSATION OF PROVISION OF MARKET DATA.** Subscriber acknowledges that the Exchange, in its sole discretion, may make modifications to its system or to the Market Data which may require corresponding changes to be made in Distributor's service to Subscriber. Changes or the failure to make changes by Distributor may cease or affect Subscriber's access to or use of the Market Data. The Exchange shall not be responsible for such events. Further, the Exchange may cease or discontinue the provision of Market Data at any time with no requirement of advance notice to Subscriber. In such an event, the Exchange shall refund to Subscriber any prepayments made by Subscriber to the Exchange (or the pro-rata portion thereof, if applicable) for Market Data requested or ordered by Subscriber that will not be provided to Subscriber.

5. **PROPRIETARY RIGHTS**. Subscriber acknowledges and agrees that the Exchange has exclusive and valuable property rights in and to its own Market Data, that such Market Data constitutes valuable proprietary information and/or proprietary rights of the Exchange, some of which may not be within the public domain, that such Market Data shall remain valuable proprietary information and/or proprietary rights of the Exchange, and that, but for this Agreement, Subscriber would have no rights or access to such Market Data. Subscriber acknowledges and agrees that disclosure of any Market Data except as permitted by this Agreement, or any breach or threatened breach of any other covenants or agreements contained herein, would cause irreparable injury to the Exchange for which money damages would be an inadequate remedy. Accordingly, Subscriber further acknowledges and agrees that the Exchange shall be entitled to specific performance and injunctive and other equitable relief from the breach or threatened breach of any provision, requirement or covenant of this Agreement (including, without limitation, any disclosure or threatened disclosure of Market Data which is not within the public domain) in addition to and not in limitation of any other legal or equitable remedies which may be available.

6. **REPORTING.** Subscriber agrees to furnish promptly to Distributor or to the Exchange any information or reports that may be reasonably required by Distributor and/or the Exchange in order for Subscriber to receive the Market Data.

7. **COVENANTS, REPRESENTATIONS AND WARRANTIES OF SUBSCRIBER.** Subscriber agrees that (i) it will not use or permit any other Person to use Market Data for any illegal purpose, (ii) it will not use Market Data in any way to compete with the Exchange, nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange, (iii) the provision of Market Data by the Exchange hereunder is conditioned upon Data Recipient's strict compliance with the terms of this Agreement and (iv) the Distributor may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Subscriber of the provisions hereof, or whenever directed to do so by the Exchange.

8. **DISCLAIMER**. THE MARKET DATA IS PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY WITH RESPECT TO ACCURACY, COMPLETENESS, TIMELINESS, NONINFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE. NEITHER THE EXCHANGE, NOR ANY PROVIDER OF MARKET DATA TO THE EXCHANGE, NOR ANY OF THEIR RESPECTIVE AFFILIATES, NOR THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, CONTRACTORS, AND AGENTS SHALL HAVE ANY LIABILITY OF ANY KIND (INCLUDING, BUT NOT LIMITED TO, FOR ANY DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES OR ANY DAMAGES FOR LOST PROFITS OR LOST OPPORTUNITIES AND WHETHER BASED UPON CONTRACT, TORT, WARRANTY, OR OTHERWISE) FOR ANY INACCURACIES, OMISSIONS, HUMAN OR MACHINE ERRORS, OR OTHER IRREGULARITIES IN THE MARKET DATA OR FOR ANY CESSATION, DISCONTINUANCE, FAILURE, MALFUNCTION, DELAY, SUSPENSION, INTERRUPTION, OR TERMINATION OF, OR WITH RESPECT TO, THE PROVISION OF THE MARKET DATA TO SUBSCRIBER.

9. **INDEMNIFICATION**. Data Recipient will indemnify, defend and hold the Exchange, and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Data Recipient's failure to furnish or to keep, or Data Recipient's delay in furnishing or keeping, any report or record required to be kept by Data Recipient hereunder.

10. **ASSIGNMENT**. Subscriber may not assign or otherwise transfer this Agreement or any rights hereunder. The Exchange may assign this Agreement to an affiliate of the Exchange or to a third party that is a successor to the Exchange's business of providing Market Data.

11. **NOTICES**. Any notice under this Agreement by the Exchange to Subscriber may be given via electronic mail to the e-mail address provided by Subscriber when subscribing to receive Market Data. Any notice under this Agreement by Subscriber to the Exchange may be given via electronic mail to TradingOperations@MIAXOptions.com.

12. **MISCELLANEOUS**. In the event of breach by Subscriber of its obligations hereunder, the Exchange may bring an action to enforce its terms directly against Subscriber. Any action arising out of this Agreement shall be governed and construed in accordance with the internal laws (and not the law of conflicts) of the State of New York. The failure or delay to enforce any rights under this Agreement shall not constitute a waiver of such rights, any other rights, or any future rights arising

hereunder. All rights and remedies under this Agreement shall be cumulative and none shall exclude or prejudice any other right or remedy available under law or by virtue of the provisions of this Agreement. If any term or provision of this Agreement shall be held invalid or unenforceable, the remainder of this Agreement shall not be affected thereby and each term and provision hereof shall be valid and enforced to the fullest extent permitted by law. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, and supersedes all prior agreements and understandings between the parties with respect to such subject matter. No modification or amendment of this Agreement shall be effective unless it is in writing and signed by a duly authorized representative of each party.

BY TYPING YOUR NAME BELOW, YOU AGREE THAT THE FOLLOWING IS TRUE: (1) YOU REPRESENT THAT YOU HAVE ACTUAL AUTHORITY TO ENTER INTO THIS AGREEMENT ON BEHALF OF SUBSCRIBER; (2) THAT YOU HAVE READ THE TERMS STATED ABOVE; (3) YOU UNDERSTAND THE TERMS STATED ABOVE; (4) A PRINTOUT OF THE TERMS STATED ABOVE WILL CONSTITUTE A "WRITING" UNDER ANY APPLICABLE LAW OR REGULATION; AND (5) YOU AGREE TO ABIDE BY ALL THE TERMS OF THE AGREEMENT STATED ABOVE.

Type name of Subscriber and authorized representative below if you acknowledge and accept the foregoing terms.

Name of Subscriber:____

By Authorized Representative:____

Date:________________________________

Exchange Party to the Agreement:

☐ Miami International Securities Exchange, LLC (MIAX Exchange)

MIAX PEARL, LLC (MIAX PEARL Exchange)

MIAX PEARL Options

MIAX PEARL Equities

MIAX Emerald, LLC (MIAX Emerald Exchange)

MIAX EXCHANGE GROUP™

MARKET DATA POLICIES

Under the terms of the Exchange Data Agreement between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable) and any person who desires to receive market data or other information of the Exchange (each a "Person") ("Exchange Data Agreement"), any Person receiving Market Data must comply with the following policies and procedures ("Policies"). The Exchange reserves the right to update the Policies from time to time and will communicate any updates via email to the designated market data contacts for any Person. All capitalized terms used herein that are not defined herein are defined in the Exchange Data Agreement.

I. DEFINITIONS

Data Feed – A transmission of market or other Exchange information ("Market Data"), as identified within the Data Feed Request form.

Data Recipient – A Person that receives a Data Feed (i) from the Exchange directly or from the Exchange through an Extranet, or (ii) through another Person that is an approved Data Feed Distributor.

Data Feed Distributor – A Data Recipient that (i) retransmits/redistributes a Data Feed to a Party other than an Affiliate, employee or officer of the Data Recipient, and (ii) does not control the entitlements or display of the information to such Party.

Controlled Data Distributor – A Data Recipient that (i) provides Market Data to a Person, and (ii) controls the entitlements of and display of information to such Person.

- If the Person is either (x) an Affiliate, (y) an employee or officer of the Controlled Data Distributor, or (z) an employee or officer of an Affiliate of the Controlled Data Distributor identified on the Affiliate List submitted by such Controlled Data Distributor to the Exchange in accordance with the directions below, such Controlled Data Distributor shall be considered an "Internal Controlled Data Distributor".

- If the Person is not an Affiliate, or an employee or officer of the Controlled Data Distributor or of an Affiliate, such Controlled Data Distributor shall be considered an "External Controlled Data Distributor".

Person – Any natural person, proprietorship, corporation, partnership, limited liability company or other organization.

Subscriber – A natural person, a proprietorship, corporation, partnership, or other entity, or a device (computer or other automated service) that is entitled to receive Market Data from a Controlled Data Distributor.

Note: No new Data Recipient may receive any Market Data and/or Data Feeds unless and until the Exchange has approved the specific nature of the Market Data and/or Data Feeds to be provided to such Data Recipient.

II. DATA FEED DISTRIBUTOR REQUIREMENTS

Each Data Recipient that desires to become an authorized Data Feed Distributor of the Exchange must complete and submit an Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form requires the prospective Data Feed Distributor to describe its plan to distribute Data Feeds internally to any Affiliate, employee or officer of the Data Recipient or an employee or officer of an Affiliate or externally to any Person that is not an Affiliate, employee or officer of the Data Recipient or an employee or officer of an Affiliate. The completed Data Feed Request

Form and the Exchange Data Agreement should be emailed to MarketData@MIAXOptions.com for review and processing.

Prospective Data Feed Distributor Documentation

Data Feed Distributors are responsible for either (i) directing each prospective Data Recipient to which it desires to redistribute or retransmit a Data Feed to download required documentation from the Exchange website, or (ii) providing a hard copy of each document indicated below to the prospective Data Recipient and ensuring that such Person completes and executes such documents ***PRIOR TO RECEIPT OF ANY MARKET DATA***.

Required documentation includes the following documents:

- Exchange Data Agreement
- Schedule B - Data Feed Request Form
- Schedule A - Affiliated Companies List (to be completed by prospective Data Recipient if applicable in accordance with the instructions set forth in Section VII below)
- Schedule C - Service Facilitator List (to be completed by prospective Data Recipient if applicable in accordance with the instructions set forth in Section VI below)
- Schedule D – Market Data Subscriber Agreement (to be forwarded by Data Recipient to its Subscribers if applicable and completed by each Subscriber according to the instructions set forth in Section III below)

Redistribution Approval Process

Once the documentation described above is completed and executed, the prospective Data Feed Distributor must forward the required documentation to the Exchange for review and approval. The Exchange will review the application and may contact the prospective Data Recipients directly for any additional information that it may need to process and/or approve the request. The review of the application includes, but is not limited to, a review of the intended use of the Market Data.

Upon approval, the Exchange will forward an approval letter via fax or email to both the Data Feed Distributor and Data Recipients. Once the approval letter is received, the Data Feed Distributor is authorized to provide the approved Data Feeds to the Data Recipients.

Note: If a Data Feed Distributor provides Market Data to an unapproved Data Recipient or releases any Data Feeds prior to approval of such Person by the Exchange, the Data Feed Distributor is responsible for paying the Exchange any fees, charges or penalties that are assessable by the Exchange for such Data Recipient's receipt/use during the period of time that the Data Recipient has received/used the Market Data even if such Person is not yet authorized by the Exchange to receive or use such Market Data.

III. CONTROLLED DATA DISTRIBUTOR REQUIREMENTS

Each Controlled Data Feed Distributor must complete and submit an Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form requires each Controlled Data Distributor to identify the desired Data Feed and provide contact information for key Market Data Individuals, a description of the intended internal use and/or external Controlled distribution service being provided and a description of how the Data Feed is entitled. A separate Data Feed Request Form should be submitted for each entitlement system utilized. Each completed Data Feed

Request Form and the Exchange Data Agreement should be emailed to MarketData@MIAXOptions.com for review and processing.

Internal Controlled Data Distributors

Each Internal Controlled Data Distributor ("ICDD") has the right to provide Market Data to employees and officers of the ICDD or to any Affiliate thereof identified on an Affiliate List submitted by the ICDD to the Exchange in accordance with the instructions set forth in Section VII below, and are not required to qualify such persons as Subscribers to the Exchange. ICDDs are **not** subject to the reporting requirements set forth in Section V below.

External Controlled Data Distributors

Each External Controlled Data Distributor ("ECDD") must qualify their prospective external Subscribers before any such Subscriber can be entitled to receive Market Data through one of the two following methods outlined below:

- **Subscriber Agreement**
  Each prospective Subscriber must execute the Schedule D – Market Data Subscriber Agreement.

- **ECDD Agreement**
  Alternatively, an ECDD may utilize its own distribution or subscriber agreement with each Subscriber provided that such ECDD incorporates the following terms within its own written legally enforceable agreement ("ECDD Agreement"):

  - The Exchange shall retain all intellectual property rights in the Market Data provided to Subscriber.

  - Market Data that is provided is subject to all terms and conditions stipulated by the Exchange.

  - Subscriber may be subject to reporting requirements.

  - Subscriber agrees that the Exchange does not make any representations or warranties, express or implied, with respect to the Market Data, or the transmission, timeliness, accuracy or completeness thereof, including, without limitation, any implied warranties or any warranties of merchantability, quality or fitness for a particular purpose, and those arising by statute or otherwise in law or from any course of dealing or usage of trade.

  - Subscriber agrees that (i) it will not use or permit any other person to use Market Data for any illegal purpose, (ii) it will not use Market Data in any way to compete with the Exchange nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange, (iii) the provision of Market Data by the Exchange hereunder is conditioned upon Subscriber's strict compliance with the terms of the ECDD Agreement, and (iv) the Exchange may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Subscriber of the provisions hereof.

  - Subscriber agrees to indemnify and hold harmless the Exchange and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with the receipt and/or use of the Market Data, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Subscriber's failure to furnish or to keep, or Subscriber's delay in furnishing or keeping, any report or record required to be kept by Subscriber.

  - Subscriber agrees that: (i) the provision of Market Data is made with equipment, communications devices, and/or leased lines not owned or operated solely by the Exchange; and (ii) neither the Exchange nor its members, directors, officers, employees or agents, guarantees the sequence, accuracy or completeness of the Market Data, nor shall any of them be liable to Subscriber or any other person for any delays, inaccuracies, errors or omissions in Market Data, or in the transmission thereof, or for any other damages arising in connection with Subscriber's receipt or use of Market Data, whether or not resulting from negligence on their part, a force majeure event or any other cause beyond their reasonable control.

- Automatic termination of the ECDD Agreement in the event of expiration or termination of the Exchange Data Agreement between the Exchange and the ECDD.

- If the agreement does not include the Exchange directly as a party, the Exchange must be an expressly specified third party beneficiary of the ECDD Agreement, and shall thereby be entitled to receive the rights of ECDD and enforce the provisions of the ECDD Agreement against Subscriber; *provided, however*, that (i) no provision of the ECDD Agreement shall impose upon the Exchange any obligations of ECDD set forth therein, and (ii) except as otherwise provided above, the Exchange shall not be entitled to receive those rights of ECDD in respect of which no corresponding right exists under the Exchange Data Agreement, including the right to collect any fees payable directly to ECDD by Subscriber under the ECDD Agreement.

- No terms of any ECDD Agreement shall in any manner conflict with the terms of the Exchange Data Agreement.

- ECDD agrees that it is not an agent of the Exchange and is not authorized to amend any provision of the Exchange Data Agreement between the Exchange and ECDD for the benefit of Subscriber.

Any agreement with a Subscriber, whether it be the Subscriber Agreement or the ECDD Agreement, should be kept by each ECDD for a period of at least three (3) years. The Exchange reserves the right to request a copy of all such agreements at any time during the term of the Exchange Data Agreement between the ECDD and the Exchange.

Controlled Data Distributor Notice and Enforcement

Each Controlled Data Distributor shall:

- enforce each of its employees and officer's compliance with the terms of the Exchange Data Agreement and each of its Subscriber's compliance with the terms of the Subscriber Agreement, as applicable;

- provide the Exchange written notice of any violate on thereof by a Person, immediately upon becoming aware of such violation;

- provide the Exchange notice of termination of any Subscriber Agreement, immediately upon receiving or serving notice of such termination;

- provide the Exchange a true and correct copy of any Exchange Data Agreement or Subscriber Agreement entered into by any of its Data Recipients or Subscribers, as the case may be, promptly upon the Exchange's request therefor;

- provide the Exchange any assistance as the Exchange may reasonably request in enforcing the Exchange's rights under any Exchange Data Agreement with any Data Recipient or its rights under any Subscriber Agreement with any Subscriber as applicable;

- immediately cease providing any Market Data to any Person upon the Exchange's request; and

- provide the Exchange written notice promptly upon becoming aware of any acts or omissions of any Person or other person, in addition to those otherwise required to be reported herein, which Controlled Data Distributor believes, in its reasonable discretion, might jeopardize or prejudice the rights of the Exchange in any Market Data or threaten the security or operations of any systems or other technology utilized by or on behalf of the Exchange or any Distributor to disseminate any Data Feeds.

IV. FEES

The Exchange Market Data Fee Schedule is available on the Exchange website. Fees may be modified by the Exchange at any time with no advance notice to Data Recipient or to any other Person except as may be provided in any agreement between the Exchange and such Person.

V. REPORTING

Reporting

The Exchange requires all Data Recipients who are either External Controlled Data Distributors or Data Feed Distributors to submit reports, on a monthly basis, providing Person and Market Data details (as described below) for each Person receiving Market Data. Each such report must include the following:

- Data Recipient or Subscriber name, contact information, and billing address
- Mailing address at which Data Recipient receives the Data Feed
- Type of service
- Timing of Data Feed — Real-time or Delayed
- The earliest date upon which a Data Recipient or Subscriber receives any Exchange Market Data (installation date)
- The last date upon which a Data Recipient or Subscriber receives any Exchange Market Data (termination date)

Monthly reporting for the prior month's activity is due on the 15th of the current month (i.e., May 15th is the due date for April reporting) and should be sent via email to MarketDataUsage@MIAXOptions.com.

Please contact MarketData@MIAXOptions.com regarding any questions about reporting requirements.

Audit

In accordance with the terms outlined in the Exchange Data Agreement, each Data Recipient must make available to the Exchange or its appointed agent, for physical inspection and audit, all books and records relating to Data Recipient's performance of its obligations and exercise of its rights under the Exchange Data Agreement, and all technology and premises of Data Recipient relevant to its performance of its obligations and exercise of its rights under the Exchange Data Agreement, in order for the Exchange or its appointed agent to verify the accuracy of reports provided by Data Recipient to the Exchange and the compliance by Data Recipient of all terms and conditions of the Exchange Data Agreement, including without limitation the receipt, use, display and distribution of Market Data. This audit must occur during normal business hours and upon reasonable notice to Data Recipient. The Exchange may inspect and audit for compliance by the Data Recipient for a period of three (3) years following the effective date of termination of the Exchange Data Agreement. If the inspection and audit determines there is underreporting, underpayment or other financial non-compliance with the Exchange Data Agreement, then all such amounts owed to the Exchange shall be remitted to the Exchange within thirty (30) days of receipt by Data Recipient of an invoice therefor, which shall be provided following completion of the inspection and audit.

VI. SERVICE FACILITATORS

A Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with the Exchange Data Agreement between the Exchange and Data Recipient to an authorized third party agent ("Service Facilitator"), which Service Facilitator may discharge those responsibilities, obligations or duties on behalf of a Data Recipient in accordance with the Exchange Data Agreement. Notwithstanding any such delegation, a Data Recipient shall remain responsible for compliance by such Service Facilitator with all applicable terms and conditions of the Exchange Data Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Market Data.

A Service Facilitator may support one or more functions for a Data Recipient including, but not limited to, website operation, software development, facilities and equipment operation, and service installation. If a Data Recipient uses a Service Facilitator, the Data Recipient must provide a list of any and all Service Facilitators to the Exchange on Schedule C – Service Facilitator List. The completed form should be emailed to MarketData@MIAXOptions.com for review and processing.

Additionally Data Recipient must include in a legally enforceable written agreement between the Data Recipient and each Service Facilitator the following terms:

- The Exchange is protected to the same extent as if the Service Facilitator were a party to the Exchange Data Agreement, including without limitation by permitting the Exchange to audit the Service Facilitator on the same terms as the Exchange is permitted to audit Data Recipient under the Exchange Data Agreement.

- No terms of such agreement conflict with the terms of the Exchange Data Agreement.

- If the Service Facilitator is responsible for distribution of the Market Data on behalf of the Data Recipient, distribution of Market Data to another Data Recipient may occur ***only after*** the Data Recipient is authorized by the Exchange or Data Recipient is qualified through one of the qualification methods outlined above.

- Data Recipient, and not the Service Facilitator, controls all entitlements of Market Data.

Notwithstanding the foregoing, the Service Facilitator must sign an Exchange Data Agreement with the Exchange if the Service Facilitator receives a Data Feed.

VII. DISTRIBUTION TO AFFILIATES

Any Data Recipient that distributes Market Data to an Affiliate of Data Recipient must complete and submit Schedule A - Affiliated Companies List indicating the Affiliates which will be receiving Market Data. An "Affiliate" is defined as any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. By submitting the names of its Affiliate(s), the Data Recipient agrees that the contact information provided shall be deemed to be the contact information for each Affiliate. The completed form should be emailed to MarketData@MIAXOptions.com for review and processing.

VIII. GENERAL USE REQUIREMENTS

Attribution

- Each Data Recipient (including each Data Feed Distributor and each Controlled Data Distributor) must identify the Exchange as the source of any Market Data Feed through use of the Exchange's name on all displays of Market Data.
- If the Market Data is being provided on a delayed basis, the Data Recipient must appropriately attribute Market Data as delayed by stating "Data Delayed 15 Minutes".
- Alternatives for Market Data attribution on displays may be permitted upon the prior written consent of the Exchange if the attribution accurately and unambiguously describes the source of the Market Data. In order to receive approval, the Data Recipient must submit the alternative attributions to the Exchange by emailing the request to MarketData@MIAXOptions.com for review and processing.

Marketing Materials

Each Data Feed Distributor and each Controlled Data Distributor may use the Exchange's corporate name and the names of the Market Data Products/Services in their marketing materials and written sales materials to promote the use of their products or services, provided that such Data Recipient has received specific prior written approval by the Exchange of each such use. In order to receive approval, the Data Recipient must submit the marketing materials to the Exchange by emailing MarketData@MIAXOptions.com for review and approval.

Record Retention

A Data Recipient must create and maintain complete and accurate books and records relating to the Data Recipient's performance of its obligations and exercise of its rights under the Exchange Data Agreement (collectively, "Records") including without limitation the receipt, use, display and distribution of Market Data. Data Recipients shall cause their Subscribers to also maintain complete and accurate books and records related to the Market Data receipt and/or use by such Subscriber.



SERVICE BUREAU AGREEMENT

1. This Service Bureau Agreement (this "Agreement") is between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable), the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau"):

Service Bureau:____ Fed Tax ID:____________________________

Address:____

City, State, Zip:____

Phone:____ Fax:____

Email: ____

Business Contact:____ Title:_________________________________

Phone:____ Fax:____

Email: ____

Billing Contact:____ Title:_________________________________

Phone:____ Fax:____

Email: ____

Technical Contact:____ Title:_________________________________

Phone:____ Fax:____

Email: ____

2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to the Exchange on behalf of the Member.

3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its member identifier entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange through or by the Service Bureau using the Member's member identifier, regardless of whether such orders were provided to the Exchange in error by the Service Bureau.

4. The Member understands and agrees that it is its sole responsibility to immediately notify the Exchange in the event that it wishes to terminate this Agreement.

5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.

6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS THEREOF, THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

SERVICE BUREAU

Signature

Print Name

Title (must be an officer)

Date

MEMBER FIRM

Signature

Print Name

Title (must be an officer)

Date

Member Firm

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC (If applicable)

Signature

Print Name

Title

Date

MIAX PEARL, LLC (If applicable)

Signature

Print Name

Title

Date

MIAX EMERALD, LLC (If applicable)

Signature

Print Name

Title

Date

Additional Information:

MIAX EXCHANGE GROUP™

EXTRANET CONNECTION AGREEMENT

This Extranet Connection Agreement ("Agreement") is executed and entered into as of the date last signed ("Effective Date") by and between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald"), as identified below, each a Delaware limited liability company with its principal place of business at 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540 (individually or collectively the "Exchange"), and the extranet provider, as identified below (the "Extranet").

WHEREAS, the Extranet provides certain network connectivity between and among its customers, some of whom desire information and data ("Information") from the Exchange ("Customers"), and the Extranet desires to provide connectivity to the Exchange to those Customers;

WHEREAS, the Exchange provides certain services to its customers and is willing to provide the Extranet with connectivity to the Exchange as a means to provide connectivity into the Exchange to Customers.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. <u>Provision of Connectivity</u>.

(a) The Exchange shall provide the Extranet with a network connection into the Exchange's network (the "Exchange Network") in order to connect Customers to the Exchange (the "Connection"), as permitted in this Agreement or in the Exchange Requirements. "Exchange Requirements" shall mean (i) the applicable rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) the applicable rules and regulations of the Exchange; (iii) the Exchange's applicable decisions, policies, interpretations, operating procedures, specifications, requirements, and other documentation (including, but not limited to, user guides); and (iv) the successors, as they may exist at the time, of the components of the Exchange Requirements. The Exchange will use commercially reasonable efforts to provide the Extranet with reasonable advance notice of any changes to the Exchange's decisions, policies, operating procedures, requirements, and other documentation (including, but not limited to, user guides). The Extranet warrants that it is, will continue to be during the term of this Agreement, and will only use the Connection in compliance with the Agreement and the Exchange Requirements.

(b) The Extranet shall only provide, or cause or permit to be provided, connectivity to the Exchange to a Customer who, at the time of the provision of the connectivity, is of a type qualified (as set forth in the Exchange Requirements) to receive Information from the Exchange. The Extranet agrees that the Exchange may have different qualification requirements for different types of Customers. Upon an inquiry from the Extranet, the Exchange shall undertake reasonable efforts to promptly notify the Extranet whether a potential or actual Customer is eligible to receive Information from the Exchange and the types of Information for which the Customer is eligible. Such inquiries from the Extranet shall only be generated if actual or potential Customer inquiries of the Extranet as to the type of Information for which it is eligible. BY EXECUTING THIS AGREEMENT, THE EXCHANGE DOES NOT GUARANTEE THE PROVISION OF ANY INFORMATION TO THE EXTRANET OR TO ANY CUSTOMERS. THE PROVISION OF SOME INFORMATION DOES NOT SIGNIFY THAT OTHER INFORMATION WILL BE PROVIDED.

(c) The Extranet shall have access to the Exchange Network through the MIAX Express Network Interconnect ("MENI") in order to provide Customers with access to the Exchange and/or its data feeds. MENI may be accessed to: (1) receive Exchange Data feeds (the "Feeds") and to distribute the Feeds to Customers; and (2) provide Customers with network connectivity services in order to access or receive information from the MENI. A Customer authorized to receive services under (1) and (2) is a Customer of the Extranet that: (x) has entered into an effective and current participant agreement and/or market data recipient agreement with the Exchange; and (y) the Exchange has approved to connect to the

Exchange via connectivity supplied by Extranet or to receive Exchange data transmitted through the Extranet. Any Customer of the Extranet that is not so authorized is referred to herein as an Unauthorized Customer. In order for a Customer to be approved to receive services under (1) or (2), the Extranet must submit a request to the Exchange at TradingOperations@MIAXOptions.com that includes the name and contact information of the party to whom connectivity will be provided. The Exchange will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by the Exchange, the Extranet may not provide the applicable party with connectivity to the Exchange. In the event the Extranet provides an Unauthorized Customer with access to the Exchange and/or the Feeds ("Unauthorized Access") the Extranet shall be in breach of this Agreement and shall be liable to the Exchange for any payments that should have been made to the Exchange by the Unauthorized Customer for services. The Extranet shall maintain, keep current, and provide to the Exchange monthly (pursuant to Section 4) and upon request, a list of Authorized Extranet Customers to whom the Extranet provides either or both of the services under (1) and (2) above.

2. Fees. The Extranet will pay to the Exchange the then effective charges as set forth in the Exchange Requirements (as those charges may be changed from time to time), including interest and late fees and/or penalties (collectively, "Fees"). The Fees are subject to modification by the Exchange at any time, without prior notice to the Extranet.

3. Use of Connection.

(a) The Extranet shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to the Connection and Information. The Extranet shall comply with all reasonable security specifications or requirements of the Exchange in order to prevent the Connection and the Information from being improperly used or accessed or from being improperly taken. The Extranet shall not provide Customers with access to the Exchange or the Information, without the Exchange's prior written consent. If the Extranet nevertheless does provide such access without the Exchange's prior written consent, the Extranet shall be liable to the Exchange, as set forth in Section 2, for Fees, which would otherwise be due the Exchange from such unauthorized Customers for receipt of goods and services, including, but not limited to, Information from the Exchange. If the Extranet becomes aware of a potential unauthorized use or access by a Customer, the Extranet shall notify the Exchange immediately of such use.

(b) The Extranet acknowledges that it has no rights in or to the Information, except for the right to transmit the Information to the degree permitted under this Agreement and the agreement between the Exchange and a Customer, to the extent such Customer may be qualified to receive Information as set forth in Section 1(b). The Extranet acknowledges and agrees that the Exchange has (i) proprietary rights in the information and data that originates on, derives from or relates to the Exchange, in the information and data that relates to individuals and entities that are regulated by the Exchange, and in the information and data that relates to activities that are regulated or operated by the Exchange, and (ii) compilation or other rights in information and data gathered from other sources. All Information, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of the Exchange. The Extranet shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by the Exchange, its licensees, transferees and assignees, of the proprietary rights of the Exchange in the Information and the Exchange's networks and system. The Extranet acknowledges and agrees that individuals and entities that provide information, goods and services to the Exchange may have exclusive proprietary rights in their respective information and data. Such information, goods and services shall be included in the definition of Information.

(c) The Extranet agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of the Extranet's network and not otherwise in violation of this Agreement) or alter the Information received through and from the Connection; (ii) not to affect the integrity of the Information; and (iii) not to render the Information inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. The Extranet shall make proper provisions to ensure adequate bandwidth and redundancy throughout its networks to ensure that all Extranet Customers are provided with an adequate level of service so as to not affect the integrity of the Information and not render the Information inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. The Extranet represents that it will not interfere with or adversely affect any of the component parts or processes of the Information, the Connection or the Exchange's systems, or any use thereof by any other authorized individuals or entities, or the distribution or operation of the Information, the Connection or the Exchange's systems.

(d) If any Customer fails to comply with any of the conditions, terms or provisions of this Agreement applicable to Customers, of any agreement between a Customer and the Exchange and/or the Extranet for the access to the Exchange and/or the Information, or any other agreement between a Customer and the Exchange, and Customer has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if a Customer has made any representation in any such agreements which was or has become untrue, then the Extranet shall, within five (5) business days after receipt of notice from the Exchange of such failure or untruth, cease providing access to the Exchange and to the Information to such Customer and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to the Exchange.

4. Monthly Reporting. Each month, the Extranet shall provide the Exchange with a report that consists of the names of Customers, the location of each Customer Premises Equipment ("CPE") Configurations for each Customer, as well as the type of service being provided to each Customer (i.e., FIX, ToM feed, AIS feed, ToM retransmission, AIS retransmission, etc.) (a "Report"). Such reporting shall occur within five (5) days of the end of the applicable month. Upon the initiation of services by the Extranet to a Customer or any update to services, the Extranet shall deliver a completed Schedule A to this Agreement.

5. Customers; Audit.

(a) During regular business hours, the Exchange may cause the Extranet's (i) records, (ii) reports and payments to the Exchange, and (iii) the Extranet's system and service (and all instruments and apparatus used in connection therewith), to the extent such systems and services relate to the provision of Information to Customers, to be reviewed by the Exchange personnel and/or auditors of the Exchange's choice. The review shall be scheduled upon reasonable notice to the Extranet, depending upon the circumstances and conducted in locations where the Extranet's records are kept or where the Extranet's system is located. In addition to or in lieu thereof, the Extranet shall provide the Exchange promptly with information or materials in response to any request for information. The Extranet shall make available for examination all records, reports, payments, and supporting documentation, and the Extranet's system and service necessary in the judgment of the Exchange audit personnel to reach a conclusion as to the accuracy and completeness of: (i) the Extranet's Reports to the Exchange, (ii) the payments connected therewith, and (iii) compliance with the Agreement and the Exchange Requirements. If the review conducted by the Exchange determines there is underreporting, underpayment or other financial non-compliance, including the provision of Unauthorized Access to an Unauthorized Customer, then, at the Exchange's sole discretion, either the Extranet shall cause the Extranet's auditors (at the Extranet's sole expense) to conduct a review and to determine the magnitude of any adjustments of amounts previously remitted to the Exchange within ninety (90) days after notice from the Exchange, or the Exchange or its auditors shall determine the magnitude of any such adjustments. If such audit or review discloses additional underreported or underpaid amounts or other financial non-compliance, such amounts shall be remitted to the Exchange, together with applicable interest thereon at the rate of 1½ % per month. If the review or response to the Exchange's request for information shows other non-compliance, then the Extranet shall comply with the Exchange's demand for compliance. The Exchange's determination in all cases shall be deemed conclusive. The Exchange agrees that liability pursuant to this subsection for underreporting, or underpaying for shall be limited to unpaid fees by the Extranet as well as unpaid fees for any Unauthorized Access to an Unauthorized Customers, together with interest, for the three (3) years preceding the earlier of the date that the Extranet, the Extranet's auditors or the Exchange first knew that such underreporting or underpayment has occurred, if such underreporting or underpayment is solely the result of a good faith error by the Extranet.

(b) Further, if such underreporting, underpayment or other financial non-compliance is equal to or greater than five percent (5%) of the monthly invoiced amount for any audited or unaudited period referred to herein, the Extranet shall, in addition to remitting the fees and applicable interest due relative to such underreporting, underpayment or other financial non-compliance, reimburse the Exchange, for any audit, legal or administrative costs and expenses incurred to detect and rectify such underreporting, underpayment or other financial non-compliance, *provided*, *however*, that such costs and expenses are incurred in good faith and are not unreasonable given the amount of work necessary to detect and determine the extent of, and the actual amount of, such underreporting, underpayment or other financial non-compliance.

6. Term of Agreement.

(a) The initial term of this Agreement shall commence upon the Effective Date or the date the Connection is provided and, unless the Agreement is otherwise terminated, the term shall continue until this Agreement is terminated by at least thirty (30) days prior written notice by a party hereto given to the other. Notwithstanding the foregoing, this Agreement may be terminated by:

(i) either party for a breach of this Agreement (except as set forth in Section 6(a)(ii) below), upon not less than fifteen (15) days prior written notice to the breaching party, unless, if the breach is capable of being cured, the breach is cured within the notice period;

(ii) either party, if an invoice has not been paid in full within sixty (60) days from the date of such invoice;

(iii) the Exchange, immediately, in the event that the Extranet becomes insolvent; or the Extranet makes an assignment for the benefit of creditors; or the Extranet does not pay its debts as they become due or admits its inability to pay its debts when due; or the Extranet files or has filed against it any petition under any provision of the Bankruptcy Act or an application for a receiver, trustee, or custodian is made by anyone or the Extranet becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition with creditors;

(iv) the Exchange, immediately (with notice where practicable), in the event that the Extranet is not permitted or not able to receive or the Exchange is prevented from disseminating the Information, or any part thereof; or any representation, warranty or certification made by the Extranet in the Agreement or in any other document furnished by Extranet is, as of the time made or furnished, false or misleading; the Extranet proceeds with a proposed action which would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, which is material to the Exchange for regulatory, commercial or other reasons, made by the Extranet in connection herewith, after the Exchange has notified the Extranet that such proposed action would constitute a default hereunder; the Exchange terminates for cause the Extranet's receipt of any other service or product provided by or on behalf of the Exchange; or the Exchange, in its sole discretion, determines that the Extranet Equipment or the Connection has or is likely to have an adverse impact on the operation or performance of the Exchange's network and system, the Information or market or likely to cause disproportionate harm to the Exchange's interests should termination be delayed; or

(v) the Exchange, upon not less than fifteen (15) days prior written notice, in the event that any representation, warranty or certification made by the Extranet in the Agreement or in any other document furnished by the Extranet becomes untrue or inaccurate and is not made true or accurate within the notice period.

(b) Upon termination of this Agreement, the Extranet shall cease any and all use of the Connection and the Information. The Extranet acknowledges and agrees that the exercise by the Exchange of the remedies set forth herein for failure of the Extranet to pay all Fees related to the Connection shall not be deemed or considered to be (and, to the extent permitted by applicable law, the Extranet waives any right to represent or assert that any such exercise constitutes) an act or omission or any improper denial or limitation of access to any Information or facility operated by the Exchange. The right of termination set forth herein is in addition to any other remedy at law or in equity, consistent with the Agreement, that is available to the Exchange with respect to a breach by the Extranet and is in addition to anything otherwise set forth herein. In the event of a party's default under this Agreement, the non-defaulting party shall have all rights available at law or equity, including the right of set-off. In no event shall termination by either party relieve the other party of obligations already incurred.

7. Changes to Service. The Extranet acknowledges and agrees that nothing in this Agreement constitutes an undertaking by the Exchange: (a) to continue the Connection, or any aspect of it, in the present form or configuration or under the current specifications or requirements; or (b) to continue to use existing communications facilities. The Exchange, in its sole discretion, may from time to time make additions to, deletions from or modifications: (i) to the Connection; (ii) to the specifications and requirements; and (iii) to the communications facilities. The Exchange shall undertake reasonable efforts to notify the Extranet of any change to the Connection (other than a minor change) prior to any such change, unless a malfunction in the Exchange's systems or network necessitates modifications on an accelerated basis or an emergency situation precludes such advance notice. Use of the Connection after any change shall constitute acceptance of the Connection, as changed. Under no circumstances shall the Exchange delay the implementation any such changes due to delays by the Extranet in implementing related changes in the Extranet's systems or networks or in the systems or networks of Customers.

8. Requirements of Self-Regulatory Organization; Actions To Be Taken In Fulfillment of Statutory Obligations. Extranet acknowledges that (a) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (b) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (c) Section 19(g)(1) of the Securities Exchange Act of 1934, as amended (the "Act") mandates that the Exchange, as a self-regulatory organization, comply with the Exchange Requirements; (d) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (e) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Extranets, subject to applicable Exchange Requirements. Accordingly, Extranet agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use the Information. The Exchange shall undertake reasonable efforts to notify Extranet of any such condition, modification or termination, and Extranet shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder. If Extranet is a Member of the Exchange, then Extranet expressly acknowledges and agrees that (x) this Agreement does not limit or reduce in any way Extranet's obligations and responsibilities as a member of the Exchange; (y) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements; and (z) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Extranet's Exchange membership in accordance with the Exchange Requirements.

9. Force Majeure. Other than with respect to failure to make payments due, neither party shall be liable under this Agreement for delays, failures to perform, damages, losses or destruction, or malfunction of any equipment, or any consequences thereof, caused or occasioned by, or due to fire, earthquake, flood, water, the elements, labor disputes or shortages, utility curtailments, power failures, explosions, civil disturbances, government actions, shortages of equipment or supplies, unavailability of transportation, acts or omissions of third parties, or any other cause beyond its reasonable control.

10. Confidentiality.

(a) The Extranet acknowledges that the Information, the Exchange systems and networks, the Exchange's equipment and any parts thereof, and other information, both oral and written, that helps meet a regulatory purpose or business need that the Extranet's employees, officers, directors, independent consultants, (sub)contractors, and other agents (collectively, "Extranet Personnel") are provided by or through the Exchange pursuant to this Agreement are trade secrets, proprietary and unique to the Exchange ("Exchange Confidential Information"), and that copyright and patent rights of the Exchange may also exist. The Extranet, on behalf of itself and the Extranet Personnel agrees to keep confidential such Exchange Confidential Information. The Extranet further agrees to take or cause to be taken all reasonably necessary precautions to maintain the secrecy and confidentiality of such Exchange Confidential

Information, and shall not disclose the same to any other third party. Upon termination of this Agreement the Extranet shall destroy or return Exchange Confidential Information to the Exchange in any tangible form whatsoever and all copies thereof.

(b) Except to the extent otherwise set forth in this Agreement, the Exchange shall keep confidential the Extranet's audited records, reports and payments and the audit findings ("Extranet Confidential Information"). The Exchange agrees to take or cause to be taken all reasonably necessary precautions to maintain the secrecy and confidentiality of such Extranet Confidential Information.

(c) Each party shall exercise the same degree of care in the protection of the confidential information as the receiving party exercises with respect to its own proprietary property and trade secrets, but in no event shall it be less than a reasonable degree of care given the nature of the confidential information. The Exchange or the Extranet may disclose confidential information: (i) to the extent demanded by a court; (ii) to the extent revealed to a government agency with regulatory jurisdiction over the Exchange or over the Extranet; (iii) in the course of fulfilling any of the Exchange's regulatory responsibilities, including responsibilities over members and associated persons under the Act; or (iv) to their and the Exchange's employees, directors, independent contractors, (sub)contracts, and other agents solely for uses consistent with the purposes of this Agreement. Notwithstanding anything otherwise set forth in this Agreement, nothing herein shall prevent the Exchange (i) from using the audit findings without restriction to the extent the findings are used in the aggregate with other information and such aggregation does not specifically identify the Extranet; or (ii) from disclosing without restriction the Extranet Confidential Information to the Exchange's telecommunications network provider/operator on a need to know basis. The duties in this section do not apply to data, information or techniques: (1) that is lawfully within a party's possession prior to the date of the Agreement and not under a duty of non-disclosure; (2) that is voluntarily disclosed to a party by a third-party so long as a party does not know that the third-party has breached any obligation not to reveal such data, information or techniques; (3) information that is developed by a party independently of the disclosure; or (4) is generally known or revealed to the public.

11. No Lease. This Agreement is a services agreement and is not intended to and will not constitute a lease of or tenancy or other interest in any Exchange premises, Exchange equipment, CPE, or any other real or personal property.

12. Limitation of Liability.

(a) Except as may be otherwise specifically set forth herein, the Extranet and the Exchange agree that the Exchange Parties (as defined below) shall not be liable to the Extranet or to any third party for any loss of profits (anticipated or otherwise), loss of use, trading loss, loss by reason of shutdown in operation or for increased expenses of operation, or any other damages suffered, or cost and expenses incurred by the Extranet or any third party, of any nature, or from any cause whatsoever, whether direct, indirect, special, punitive, incidental, or consequential, arising out of the furnishing, performance, maintenance, or use of; or inability to use, the Information, Connection and any other services and materials furnished by or on behalf of the Exchange or the Exchange's service providers, notwithstanding that the Exchange has been advised of the possibility that damages may or will arise.

(b) THE CONNECTION, THE OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE ARE PROVIDED "AS IS", WITHOUT WARRANTIES OF ANY KIND, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND NON-INFRINGEMENT. THE ENTIRE RISK AS TO THE QUALITY AND PERFORMANCE OF THE CONNECTION, AND ANY OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE IS WITH THE EXTRANET. THE EXCHANGE MAKES NO REPRESENTATION OR WARRANTY THAT THE CONNECTION AND OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE WILL MEET THE EXTRANET'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION OR FAILURE, AND THE EXCHANGE EXPRESSLY DISCLAIMS ALL WARRANTIES OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY (INCLUDING WHITEOUT LIMITATION, USE, TIMELINESS, SEQUENCE, COMPLETENESS, ACCURACY, FREEDOM FROM INTERRUPTION, AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING, OR COURSE OF PERFORMANCE).

(c) The Extranet and the Exchange understand and agree that the pricing for the Connection reasonably reflects the allocation of risk and limitation of liability set forth in this Agreement

(d) In no event shall any claim, dispute, controversy or other matter in question be made against the Exchange by the Extranet or any individual or entity claiming by or through the Extranet later than one year after the claim, dispute, controversy, and other matter in question has arisen.

13. Indemnification.

(a) Extranet will indemnify, defend and hold the Exchange, and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Extranet's failure to furnish or to keep, or Extranet's delay in furnishing or keeping, any report or record required to be kept by Extranet hereunder.

(b) The Exchange will indemnify, defend and hold Extranet and its directors, officers, employees and agents harmless from and against any and all claims against Extranet that the Connection and any other services and materials furnished by or on behalf of the Exchange infringes the intellectual property rights or violates any property right of a third party provided that Extranet (i) provides the Exchange with prompt written notice of such claim, (ii) agrees that the Exchange shall have sole control of defense and/or settlement of such claim, and (iii) reasonably cooperates with the Exchange in the defense of such claim.

14. Notices. All notices and other communications (except for invoices) required hereunder to be in writing shall be deemed to have been duly given, (i) upon actual receipt (or date of first refusal), if and when delivered by hand, or (ii) upon constructive receipt, as of the date of receipt (or date of first refusal), when sent by overnight carrier, returned receipt requested, to the address of the Extranet or the Exchange as applicable, as set forth below, or, for the Extranet, to such other person or address as the Extranet shall furnish, or (iii) upon posting the notice or communication on www.MIAXOptions.com or a successor site.

All communications required to be given in writing under this Agreement shall be directed to:

*(a) If to **Extranet***

Name:______________________________

Title:______________________________

Address:______________________________

____

____

Telephone:______________________________

Fax:______________________________

Email:______________________________

*(b) If to the **Exchange**:*

Miami International Securities Exchange, LLC
MIAX PEARL, LLC and/or
MIAX Emerald, LLC
7 Roszel Road
Princeton, New Jersey 08540
Phone: 609-897-7302
Fax: 609-897-2201
Attn: John Cunningham, Member Services
Email: jcunningham@MIAXOptions.com;
TradingOperations@MIAXOptions.com

If an email address is provided, the Exchange may, in lieu of the above, give notice to or communicate with the Extranet by email addressed to the persons identified above or to such other email address or persons as Extranet shall hereafter specifies. By providing an email address, the Extranet agrees that any receipt received by the Exchange from the Extranet's service provider or internet computer server indicating that the email was received shall be deemed proof that the Extranet received the message. If the Extranet's recipient cannot see or printout all or any portion of the messages or notices, the Extranet must contact the Exchange at (609) 897-7302.

15. Governing Law. Any action arising out of this Agreement between the Exchange and Extranet shall be governed and construed in accordance with the internal laws (and not the law of conflicts) of the State of New York. Extranet may not assign all or any part of this Agreement without the prior written consent of the Exchange. In the event of any conflict between the terms and conditions of this Agreement and any other agreement relating to Extranet's receipt and use of Information, the terms and conditions of this Agreement will prevail. If, for any reason, one or more provisions of this Agreement is held invalid, the other provisions of the Agreement shall remain in full force and effect.

16. Survival. Section 2 (Fees), Section 3 (Use of Connection), Section 4 (Monthly Reporting), Section 5 (Customers; Audit), Section 6 (Term of Agreement), Section 10 (Confidentiality), Section 12 (Limitation of Liability), Section 13 (Indemnification), any warranties and any other provisions which by their nature are intended to survive shall survive.

17. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original, but all of which together shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

EXTRANET

By:______________________________

____
Name

____
Title (must be officer)

____
Name of Firm

____
Date

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

By:______________________________

____
Name

____
Title

____
Date

MIAX PEARL, LLC (and/or MIAX PEARL Equities)

By:______________________________

____
Name

____
Title

____
Date

MIAX EMERALD, LLC

By:______________________________

____
Name

____
Title

____
Date

MIAX Exchange Group™

Extranet Connection Agreement
SCHEDULE A – Extranet Information Form
(submit one per Customer)

MIAX Options: ☐ New Service Request ☐ Addition/Deletion to Existing Service

MIAX PEARL Options: ☐ New Service Request ☐ Addition/Deletion to Existing Service

MIAX PEARL Equities: ☐ New Service Request ☐ Addition/Deletion to Existing Service

MIAX Emerald Options: ☐ New Service Request ☐ Addition/Deletion to Existing Service

Date of Request:___________________________

Extranet Contact Information

Company Name:____

Primary Contact:____ Phone: ___________________________

Primary Contact Email:____

Technical Contact:____ Phone:___________________________

Technical Contact Email:____

Billing Contact:____ Phone:___________________________

Billing Contact Email:____

Compliance Contact:____ Phone:___________________________

Compliance Contact Email:____

Extranet Customer Contact Information

Company Name:____

Primary Contact:____ Phone: ___________________________

Primary Contact Email:____

Technical Contact:____ Phone:___________________________

Technical Contact Email:____

Reporting Contact:____ Phone:___________________________

Reporting Contact Email:____

Service Description

Certification by Extranet

This Schedule A is made between the Exchange and the Extranet and is governed by the Extranet Connection Agreement entered into by the Exchange and the Extranet, as well as the connectivity and other access services standard terms & conditions, as applicable from time to time and available at the following webpage: www.MIAXOptions.com.

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Extranet Connection Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively the "Exchange").

Signature:____ Print Name:____

Title:____ Date:____

Email:____ Phone:____

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of MIAX Emerald, LLC**

The following persons are the officers of the Exchange:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer & Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales

Name	Title
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. Directors of MIAX Emerald, LLC

The following persons are the directors of the Exchange:

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Lindsay L. Burbage	Non-Industry/ Independent	Class II - 2021	Attorney
Paul Jiganti	Industry/Member Representative	Class II – 2021	Managing Director Options Business Development – IMC Financial Markets
John E. McCormac	Non-Industry/ Independent	Class II – 2021	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Marianne Deane	Non-Industry/ Independent	Class III - 2022	Community Volunteer

Name	Classification	Term of Office	Type of Business
Leslie Florio	Non-Industry/ Independent	Class III – 2022	Vice President – Maxwell Place Condominium Association
Joseph M. Kyrillos, Jr.	Non-Industry/ Independent	Class III - 2022	Director – Newport Capital Group; Principal – SK Partners; Former NJ Senator, 13th District
Kurt M. Eckert	Industry	Class I – 2023	Partner and Head of Market Structure – Wolverine Trading, LLC
David S. Fleming	Industry/Member Representative	Class I – 2023	Global Business Development – Options – Jump Trading, LLC
Kimberly M. Guadagno	Non-Industry/ Independent	Class I – 2023	Law Firm Partner – Connell Foley LLP; President & CEO – The FoodBank of Monmouth & Ocean Counties, d/b/a Fulfill; Former NJ Lt. Governor and Secretary of State
Michael Juneman	Industry/Member Representative	Class I – 2023	Managing Director – Two Sigma Securities, LLC
Robert D. Prunetti	Non-Industry/ Independent	Class I – 2023	President – Phoenix Ventures, LLC

3. Committees of MIAX Emerald, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
Joseph M. Kyrillos Jr.	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent

COMPENSATION COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
Marianne Deane	Non-Industry/Independent
Joseph M. Kyrillos Jr.	Non-Industry/Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Kimberly M. Guadagno	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Marianne Deane (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
Paul Jiganti	Industry/Member Representative

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Marianne Deane	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent